PHILADELPHIA INVESTMENT PARTNERS NEW GENERATION 130/30 FUND
Philadelphia Investment Partners New Generation 130/30 Fund
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STATEMENT OF ADDITIONAL INFORMATION
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This Statement of Additional Information (“SAI”), which is not a prospectus, supplements and should be read in conjunction with the current Prospectus of the Philadelphia Investment Partners New Generation 130/30 Fund (the “Fund”), dated [DATE], 2010, as such Prospectus may be revised from time to time.

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DESCRIPTION OF THE TRUST AND FUND

Philadelphia Investment Partners New Generation Fund is an open-end management investment company (the “Trust”) that offers shares of a diversified portfolio (the Fund) and is organized as an unincorporated business trust under the laws of the State of Delaware by a Declaration of Trust dated July 22, 2010. The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share.

The investment objectives, policies, restrictions, practices and procedures of the Fund, unless otherwise specified, may be changed without shareholder approval. As with other mutual funds, there is no assurance that the Fund will achieve its investment objective.

Philadelphia Investment Partners, LLC serves as the Fund’s investment adviser (the “Investment Adviser”).

THE FUND AND ITS INVESTMENTS

The following information supplements and should be read in conjunction with the Prospectus. The following summaries briefly describe the portfolio securities in which the Fund can invest and the investment techniques they can employ. Additional information about these portfolio securities and investment techniques is provided under “The Fund’s Investments, Related Risks and Limitations.”

The Fund may utilize the following investment techniques: short-selling, and options.  The Fund invests in common stocks, preferred stocks, convertible securities, warrants, ETFs, ETNs , foreign securities including ADRs, and money market instruments.

Fundamental Investment Policies / Investment Restrictions

Fundamental. The following limitations have been adopted by the Fund. The Fund may not change any of these fundamental investment limitations without the consent of: (a) 67% or more of the shares present at a meeting of shareholders duly called if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy; or (b) more than 50% of the outstanding shares of the Fund, whichever is less. Except as described below or as otherwise permitted by the 1940 Act, or interpretations or modifications by, or exemptive or other relief from, the SEC or other authority with appropriate jurisdiction, and disclosed to investors, the Fund may not:

1.   Purchase any securities which would cause 25% or more of the value of the Fund’s total assets at the time of such purchase to be invested in the securities of one or more issuers conducting their principal activities in the same industry or group of industries.

2.   Borrow in an amount in excess of 33-1/3% of the value of its total assets.1 The Fund intends to borrow money only for temporary or emergency (not leveraging) purposes, in an amount up to 15% of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made.  While borrowings for temporary or emergency purposes exceed 5% of the value of a Fund's total assets, the Fund will not make any additional investments. Any borrowing for a non-temporary purpose will be from a bank.

 1 For borrowings for investment purposes, the 1940 Act requires the Fund to maintain continuous asset coverage (total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed. If the required coverage should decline as a result of market fluctuations or other reasons, the Fund may be required to sell some of its portfolio holdings within three days to reduce the amount of its borrowings and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint to sell securities at that time.

The purchase or sale of short positions in securities, options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices shall not be considered to involve the borrowing of money or issuance of senior securities. By investing the proceeds received from selling securities short, the Fund could be deemed to be employing a form of leverage, which creates special risks. The use of leverage may increase the Fund's exposure to long equity positions and make any change in the Fund's NAV greater than it would be without the use of leverage. This could result in increased volatility of returns.

Until the Fund replaces a borrowed security, it is required to maintain a segregated account of cash or liquid assets with a broker or custodian to cover the Fund's short position. Generally, securities held in a segregated account cannot be sold unless they are replaced with other liquid assets. The Fund's ability to access the pledged collateral may also be impaired in the event the broker fails to comply with the terms of the contract. In such instances the Fund may not be able to substitute or sell the pledged collateral. Additionally, the Fund must maintain sufficient liquid assets (less any additional collateral pledged to the broker), marked-to-market daily, to cover the short sale obligations. This may limit the Fund's investment flexibility, as well as its ability to meet redemption requests or other current obligations. Because losses on short sales arise from increases in the value of the security sold short, such losses are theoretically unlimited.

3.    Loan, pledge, mortgage, hypothecate or otherwise encumber its assets to secure its borrowings except as permitted by the 1940 Act.

4.   Underwrite securities issued by any other person, except to the extent that the purchase of securities and the later disposition of such securities in accordance with the Fund’s investment program may be deemed an underwriting.

5.   Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from investing in securities or other instruments backed by real estate, including mortgage loans, or securities of companies that engage in the real estate business or invest or deal in real estate or interests therein).

6.   Purchase or sell commodities, except that the Fund may enter into options, forward contracts, and futures contracts, including those relating to indices, and options on futures contracts or indices.

7.   Purchase with respect to 75% of the Fund’s total assets securities of any one issuer (other than securities issued or guaranteed by the U.S. government, its agencies or instrumentalities) if, as a result, (a) more than 5% of the Fund’s total assets would be invested in the securities of that issuer, or (b) the Fund would hold more than 10% of the outstanding voting securities of that issuer.

Non-fundamental. The Fund has adopted the following additional non-fundamental investment restrictions. These non-fundamental restrictions also may be changed without shareholder approval, in compliance with applicable law.

1.  The Fund has a non-fundamental policy under which it will generally invest approximately 130 percent of its assets in long positions, while approximately 30 percent of its assets are generally sold short.  The long and the short positions held by the Fund may vary over time as market opportunities develop.  Under normal market conditions, the Fund’s long positions may range from 120% to 140% of its net assets and its short positions may range from 20% to 40% of its net assets.  However, in times of unusual or adverse market, economic, regulatory, or political conditions, the Fund’s long positions may be less than 120% of its net assets and or its short positions may be less than 20% of its net assets.  Periods of unusual or adverse market, economic, regulatory, or political conditions may exist for as long as 6 months and, in some cases, longer.  Regulatory bans on short selling may prevent the Fund from fully implementing its strategy.  As a non-fundamental policy, this approach may be changed without shareholder approval.  However, the Fund will provide shareholders with at least 60 days’ notice of any change in its policy to so invest 80% or less of its net assets in long positions, other than in times of unusual or adverse market, economic, regulatory, or political conditions.

2.   The Fund will not hold more than 15% of the value of its net assets in illiquid securities time deposits with maturities in excess of seven days, and other securities which are not readily marketable. For purposes of this restriction, illiquid securities shall not include commercial paper issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, securities which may be resold under Rule 144A under the Act and municipal lease obligations and participations therein, provided that the Board, or its delegate, determines that such securities are liquid, based upon the trading markets for the specific security.  If the Fund exceeds the 15% threshold, the Fund will take all appropriate measures, in as prompt a manner as is possible, to reduce its holdings in illiquid securities back down to the 15% threshold.  The Fund may not invest more than 15% of the Fund’s net assets in illiquid investments, securities which are not readily marketable and restricted securities not eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (the “1933 Act”).

3.   The Fund will not invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets and except to the extent otherwise permitted by the 1940 Act.  Among other things, the 1940 Act limitations prohibit the Fund from (1) acquiring more than 3% of the voting shares of an investment company, (2) investing more than 5% of the Fund's total assets in securities of any one investment company, and (3) investing more than 10% of the Fund's total assets in securities of all investment companies.

If a percentage restriction is adhered to at the time of an investment, a later increase or decrease in such percentage resulting from a change in the values of assets will not constitute a violation of such restriction, except as otherwise required by the 1940 Act. For borrowings for investment purposes, the 1940 Act requires the Fund to maintain continuous asset coverage (total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed. If the required coverage should decline as a result of market fluctuations or other reasons, the Fund may be required to sell some of its portfolio holdings within three days to reduce the amount of its borrowings and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint to sell securities at that time.  The Fund’s non-fundamental policy regarding the limits on borrowing is a self-imposed limitation in addition to the statutory limit on borrowing.

4.  The Fund may not invest in companies for the purpose of exercising control or management.

5.  The Fund may not change its policy of investing, under normal circumstances, at least 60% of the value of its net assets in equity securities of large cap companies, as defined in the prospectus, unless the Fund provides shareholders with at least 60 days prior written notice of such change.

For purposes of the investment restrictions set forth above, net assets include assets acquired through the investment of the proceeds of the short sales or any borrowings for investment purposes.

If the Fund’s investment objective, policies, restrictions, practices or procedures change, shareholders should consider whether the Fund remains an appropriate investment in light of the shareholder’s then-current position and needs.

CLASSIFICATION OF THE FUND

Philadelphia Investment Partners New Generation 130/30 Fund is “diversified,” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), which means that, with respect to 75% of its total assets, the Fund will not invest more than 5% of its assets in the securities of any single issuer, nor hold more than 10% of the outstanding voting securities of any single issuer (other than, in each case, securities of other investment companies, and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities).

THE FUND’S INVESTMENTS, RELATED RISKS, AND LIMITATIONS

The following information supplements and should be read in conjunction with the Prospectus and the section entitled “The Fund and Its Investments” above, concerning the Fund’s investments, related risks and limitations. Except as otherwise indicated in the Prospectus or this SAI, the Fund has established no policy limitations on its ability to use the investments or techniques discussed in these documents.

Certain Portfolio Securities

Common and Preferred Stocks. Stocks represent shares of ownership in a company. Generally, preferred stock has a specified dividend and ranks after bonds and before common stocks in its claim on income for dividend payments and on assets should the company be liquidated. After other claims are satisfied, common stockholders participate in company profits on a pro-rata basis; profits may be paid out in dividends or reinvested in the company to help it grow. Increases and decreases in earnings are usually reflected in a company’s stock price, so common stocks generally have the greatest appreciation and depreciation potential of all corporate securities. While most preferred stocks pay a dividend, the Fund may purchase preferred stock where the issuer has omitted, or is in danger of omitting, payment of its dividend. Such investments would be made primarily for their capital appreciation potential.

Convertible Securities. Convertible securities may be converted at either a stated price or stated rate into underlying shares of common stock. Convertible securities have characteristics similar to both fixed-income and equity securities. Convertible securities generally are subordinated to other similar but non-convertible securities of the same issuer, although convertible bonds, as corporate debt obligations, enjoy seniority in right of payment to all equity securities, and convertible preferred stock is senior to common stock of the same issuer. Because of the subordination feature, however, convertible securities typically have lower ratings than similar non-convertible securities.

Although to a lesser extent than with fixed-income securities, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock. A unique feature of convertible securities is that as the market price of the underlying common stock declines, convertible securities tend to trade increasingly on a yield basis, and so may not experience market value declines to the same extent as the underlying common stock. When the market price of the underlying common stock increases, the prices of the convertible securities tend to rise as a reflection of the value of the underlying common stock. While no securities investments are without risk, investments in convertible securities generally entail less risk than investments in common stock of the same issuer.

Convertible securities provide for a stable stream of income with generally higher yields than common stocks, but there can be no assurance of current income because the issuers of the convertible securities may default on their obligations. A convertible security, in addition to providing fixed income, offers the potential for capital appreciation through the conversion feature, which enables the holder to benefit from increases in the market price of the underlying common stock. There can be no assurance of capital appreciation, however, because securities prices fluctuate. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality because of the potential for capital appreciation.

The Fund may invest in so-called “synthetic convertible securities,” which are comprised of two or more different securities, each with its own market value, whose investment characteristics, taken together, resemble those of convertible securities. For example, the Fund may purchase a non-convertible debt security and a warrant or option. The “market value” of a synthetic convertible is the sum of the values of its fixed income component and its convertible component. For this reason, the values of a synthetic convertible and a true convertible security may respond differently to market fluctuations.

Foreign Securities. The Fund may invest in “foreign securities.” These securities include the securities of companies organized under the laws of countries other than the United States and those issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities or supranational entities that the Investment Adviser determines to be of comparable quality to the other obligations in which the Fund may invest. They also include securities of companies whose principal trading market is in a country other than the United States or of companies (including those that are located in the United States or organized under U.S. law) that derive a significant portion of their revenue or profits from foreign businesses, investments or sales, or that have a majority of their assets outside the United States. They may be traded on foreign securities exchanges or in the foreign over-the-counter markets. Supranational entities include international organizations designated or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies. Examples include the International Bank for Reconstruction and Development (the World Bank), the European Coal and Steel Community, the Asian Development Bank and the InterAmerican Development Bank.

Philadelphia Investment Partners New Generation 130/30 Fund may invest up to 25% of its assets in securities of foreign companies located in emerging market countries. In addition, the Fund may purchase securities issued or guaranteed by foreign governments, including participation interests in loans between foreign governments and financial institutions, and interests in entities organized and operated for the purpose of restructuring the investment characteristics of instruments issued or guaranteed by foreign governments.

ADRs, GDRs and New York Shares. ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. GDRs are receipts issued outside the United States typically by non-United States banks and trust companies that evidence ownership of either foreign or domestic securities. Generally, ADRs in registered form are designed for use in the United States securities markets and GDRs in bearer form are designed for use outside the United States. New York Shares are securities of foreign companies that are issued for trading in the United States.

These securities may be purchased through “sponsored” or “unsponsored” facilities and may not necessarily be denominated in the same currency as their underlying securities. A sponsored facility is established jointly by the issuer of the underlying security and a depositary. A depositary may establish an unsponsored facility without participation by the issuer of the deposited security. Holders of unsponsored depositary receipts generally bear all the costs of such facilities, and the depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities.

ADRs, GDRs and New York Shares are traded in the United States on national securities exchanges or in the over-the-counter market. Investment in securities of foreign issuers presents certain risks, including those resulting from adverse political and economic developments and the imposition of foreign governmental laws or restrictions. See “Foreign Securities.”

Warrants. A warrant is a form of derivative that gives the holder the right to subscribe to a specified amount of the issuing corporation’s capital stock at a set price for a specified period of time.

IPOs. An IPO is a corporation’s first offering of stock to the public. The prices of securities issued in IPOs can be very volatile. Shares are given a market value reflecting expectations for the corporation’s future growth. Special rules of the Financial Industry Regulatory Authority, Inc. apply to the distribution of IPOs. Corporations offering IPOs generally have limited operating histories and may involve greater investment risk.

Investment Companies. The Fund may invest in securities issued by registered and unregistered investment companies, to the extent such investments are consistent with the Fund’s investment objective and policies. Under the 1940 Act, the Fund’s investment in securities of other investment companies, subject to certain exceptions, currently is limited to (i) 3% of the total voting stock of any one investment company, (ii) 5% of the Fund’s total assets with respect to any one investment company and (iii) 10% of the Fund’s total assets in the aggregate. As a shareholder of another investment company, the Fund would bear, along with other shareholders, its pro rata portion of the other investment company’s expenses, including advisory fees. These expenses would be in addition to the advisory fees and other expenses that the Fund bears directly in connection with its own operations.

ETFs & ETNs. The Fund may invest in shares of ETFs & ETNs, which typically are designed to provide investment results corresponding to a securities (or commodities) index. These may include Standard & Poor’s Depositary Receipts (“SPDRs”), DIAMONDS, Nasdaq-100 Index Tracking Stock (also referred to as “Nasdaq-100 Shares”) and iShares exchange-traded Fund (“iShares”), such as iShares Russell 2000 Growth Index Fund. ETFs & ETNs usually are units of beneficial interest in an investment trust or represent undivided ownership interests in a portfolio of securities, in each case with respect to a portfolio of all or substantially all of the component securities of, and in substantially the same weighting as, the relevant benchmark index. The benchmark indices of SPDRs, DIAMONDS and Nasdaq-100 Shares are the Standard & Poor’s 500 Stock Index, the Dow Jones Industrial Average and the Nasdaq-100 Index, respectively. The benchmark index for iShares varies, generally corresponding to the name of the particular iShares fund. ETFs & ETNs are designed to provide investment results that generally correspond to the price and yield performance of the component securities (or commodities) of the benchmark index. ETFs & ETNs are listed on an exchange and trade in the secondary market on a per-share basis.

The values of ETFs & ETNs are subject to change as the values of their respective component securities (or commodities) fluctuate according to market volatility. Investments in ETFs & ETNs that are designed to correspond to an equity index, for example, involve certain inherent risks generally associated with investments in a broadly based portfolio of common stocks, including the risk that the general level of stock prices may decline, thereby adversely affecting the value of ETFs & ETNs invested in by the Fund. Moreover, the Fund’s investments in ETFs & ETNs may not exactly match the performance of a direct investment in the respective indices to which they are intended to correspond due to the temporary unavailability of certain index securities in the secondary market or other extraordinary circumstances, such as discrepancies with respect to the weighting of securities.

New Issues.  From time to time, the Fund may directly or indirectly invest in “new issues” (generally defined in the U.S. Financial Industry Regulatory Authority Rule 2790, as the same may be amended, supplemented or replaced from time to time (the “FINRA Rule”) as any initial public offering of an equity security). The FINRA has taken the position in the FINRA Rule that such new issues may not be sold, except in limited circumstances, to an account in which a member or person affiliated with or related to a member of the FINRA (or certain other securities industry professionals/companies) has an interest. In the event that any Partner is considered to be a “restricted person,” that is, falls within the proscription of FINRA Rule 2790, then the Fund reserves the right to allocate any profits arising from “new issues” trades away from such “restricted person,” and, in such event, the Investment adviser is authorized to make certain equitable adjustments to capital accounts with respect thereto.

Money Market Instruments. The Fund may purchase money market instruments, including when the Fund has cash reserves or in anticipation of taking a market position. Money market instruments consist of high quality, short-term debt obligations, including U.S. government securities, bank obligations and commercial paper. When the Investment Adviser determines that adverse market conditions exist, the Fund may adopt a temporary defensive position and invest some or all of its assets in money market instruments.

Bank Obligations. Certificates of deposit are short-term negotiable obligations of commercial banks; time deposits are non-negotiable deposits maintained in banking institutions for specified periods of time at stated interest rates; and bankers’ acceptances are time drafts drawn on commercial banks by borrowers, usually in connection with international transactions. Domestic commercial banks organized under Federal law are supervised and examined by the Comptroller of the Currency and are required to be members of the Federal Reserve System and to be insured by the Federal Deposit Insurance Corporation. Domestic banks organized under state law are supervised and examined by state banking authorities but are members of the Federal Reserve System only if they elect to join. As a result of governmental regulations, domestic branches of foreign banks are, among other things, generally required to maintain specified levels of reserves, and are subject to other supervision and regulations designed to promote financial soundness.

Obligations of foreign banks or foreign branches of domestic banks may be general obligations of the parent bank in addition to the issuing branch, or may be limited by the terms of a specific obligation and by governmental regulations. Payment of interest and principal upon obligations of foreign banks and foreign branches of domestic banks may be affected by governmental action in the country of domicile of the branch (generally referred to as sovereign risk). Examples of such action would be the imposition of currency controls, interest limitations, seizure of assets, or the declaration of a moratorium. In addition, there may be less publicly available information about a branch of a foreign bank than about a domestic bank.

Commercial Paper. Commercial paper instruments are short-term obligations issued by banks and corporations that have maturities ranging from two to 270 days. Each instrument may be backed only by the credit of the issuer or may be backed by some form of credit enhancement, typically in the form of a guarantee by a commercial bank. Commercial paper backed by guarantees of foreign banks may involve additional risk due to the difficulty of obtaining and enforcing judgments against such banks and the generally less restrictive regulations to which such banks are subject. The commercial paper purchased by the Fund will consist only of obligations which, at the time of their purchase, are (a) rated at least Prime-1 by Moody’s, A-1 by S&P, or F1 by Fitch Ratings (“Fitch” and, together with Moody’s and S&P, the “Rating Agencies”); (b) issued by companies having an outstanding unsecured debt issue currently rated at least Aa by Moody’s, or AA- by S&P or by Fitch; or (c) if unrated, determined by the Investment Adviser to be of comparable quality to those rated obligations which may be purchased by the Fund.

REITs. The Fund may invest in REITs. A REIT is a corporation, or a business trust that would otherwise be taxed as a corporation, which meets the definitional requirements of the Code. The Code permits a qualifying REIT to deduct dividends paid, thereby effectively eliminating corporate level Federal income tax and making the REIT a pass-through vehicle for Federal income tax purposes. To meet the definitional requirements of the Code, a REIT must, among other things, invest substantially all of its assets in interests in real estate (including mortgages and other REITs) or cash and government securities, derive most of its income from rents from real property or interest on loans secured by mortgages on real property, and distribute to shareholders annually a substantial portion of its otherwise taxable income.

REITs are characterized as equity REITs, mortgage REITs and hybrid REITs. Equity REITs, which may include operating or finance companies, own real estate directly and the value of, and income earned by, the REITs depends upon the income of the underlying properties and the rental income they earn. Equity REITs also can realize capital gains (or losses) by selling properties that have appreciated (or depreciated) in value. Mortgage REITs can make construction, development or long-term mortgage loans and are sensitive to the credit quality of the borrower. Mortgage REITs derive their income from interest payments on such loans. Hybrid REITs combine the characteristics of both equity and mortgage REITs, generally by holding both ownership interests and mortgage interests in real estate. The value of securities issued by REITs is affected by tax and regulatory requirements and by perceptions of management skill. They also are subject to heavy cash flow dependency, defaults by borrowers or tenants, self-liquidation and the possibility of failing to qualify for tax-free status under the Code or to maintain exemption from the 1940 Act.

Illiquid Securities. The Fund will not knowingly invest more than 15% of the value of its net assets in illiquid securities, including time deposits having maturities longer than seven days. Securities that have readily available market quotations are not deemed illiquid for purposes of this limitation (irrespective of any legal or contractual restrictions on resale). The Fund may invest in commercial paper issued in reliance on the so-called “private placement” exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended (“Section 4(2) paper”). The Fund also may purchase securities that are not registered under the Securities Act of 1933, as amended, but that can be sold to qualified institutional buyers in accordance with Rule 144A under that Act (“Rule 144A securities”). Liquidity determinations with respect to Section 4(2) paper and Rule 144A securities will be made by the Investment Adviser pursuant to guidelines established by the Board. The Investment Adviser will consider availability of reliable price information and other relevant information in making such determinations. Section 4(2) paper is restricted as to disposition under the federal securities laws, and generally is sold to institutional investors, such as the Fund, that agree that they are purchasing the paper for investment and not with a view to public distribution. Any resale by the purchaser must be pursuant to registration or an exemption therefrom. Section 4(2) paper normally is resold to other institutional investors like the Fund through or with the assistance of the issuer or investment dealers who make a market in the Section 4(2) paper, thus providing liquidity. Rule 144A securities generally must be sold to other qualified institutional buyers. If a particular investment in Section 4(2) paper or Rule 144A securities is not determined to be liquid, that investment will be included within the percentage limitation on investment in illiquid securities. Investing in Rule 144A securities could have the effect of increasing the level of the Fund’s illiquidity to the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities from the Fund or other holder.

Investment Techniques

In addition to the principal investment strategies discussed in the Fund’s Prospectus, to the extent indicated above under “The Fund and Its Investments,” the Fund may utilize the investment techniques described below. The Fund might not use any of these strategies and there can be no assurance that any strategy that is used will succeed.

Borrowing Money. The Fund is permitted to borrow to the extent permitted under the 1940 Act, which permits an investment company to borrow in an amount up to 33-1/3% of the value of its total assets. The Fund currently intends to borrow only for temporary or emergency (not leveraging) purposes. While such borrowings exceed 5% of the Fund’s total assets, the Fund will not make any additional investments.

Forward Contracts. A forward foreign currency exchange contract (“forward contract”) is a contract to purchase or sell a currency at a future date. The two parties to the contract set the number of days and the price. Forward contracts are used as a hedge against future movements in foreign exchange rates. The Fund may enter into forward contracts to purchase or sell foreign currencies for a fixed amount of U.S. dollars or other foreign currency.

Forward contracts may serve as long hedges – for example, the Fund may purchase a forward contract to lock in the U.S. dollar price of a security denominated in a foreign currency that the Fund intends to acquire. Forward contracts may also serve as short hedges – for example, the Fund may sell a forward contract to lock in the U.S. dollar equivalent of the proceeds from the anticipated sale of a security denominated in a foreign currency or from anticipated dividend or interest payments denominated in a foreign currency. The Investment Adviser may seek to hedge against changes in the value of a particular currency by using forward contracts on another foreign currency or basket of currencies, the value of which the Investment Adviser believes will bear a positive correlation to the value of the currency being hedged.

The cost to the Fund of engaging in forward contracts varies with factors such as the currency involved, the length of the contract period and the market conditions then prevailing. Because forward contracts are usually entered into on a principal basis, no fees or commissions are involved. When the Fund enters into a forward contract, it relies on the counterparty to make or take delivery of the underlying currency at the maturity of the contract. Failure by the counterparty to do so would result in the loss of any expected benefit of the transaction.

Buyers and sellers of forward contracts can enter into offsetting closing transactions by selling or purchasing, respectively, an instrument identical to the instrument purchased or sold. Secondary markets generally do not exist for forward contracts, with the result that closing transactions generally can be made for forward contracts only by negotiating directly with the counterparty. Thus, there can be no assurance that the Fund will in fact be able to close out a forward contract at a favorable price prior to maturity. In addition, in the event of insolvency of the counterparty, the Fund might be unable to close out a forward contract at any time prior to maturity. In either event, the Fund would continue to be subject to market risk with respect to the position, and would continue to be required to maintain a position in the securities or currencies that are the subject of the hedge or to maintain cash or securities in a segregated account.

The precise matching of forward currency contract amounts and the value of the securities involved generally will not be possible because the value of such securities measured in the foreign currency will change after the forward contract has been established. Thus, the Fund might need to purchase or sell foreign currencies in the spot (cash) market to the extent such foreign currencies are not covered by forward contracts. The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain.

Futures, Options and Other Derivative Instruments.

General. The Fund may invest in, or enter into, derivatives (“Derivative Instruments”) for a variety of reasons, including as a substitute for investing directly in an underlying asset, to increase returns, to manage foreign currency risk, or as part of a hedging strategy. Generally, a derivative is a financial contract whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to stocks, bonds, interest rates, currencies or currency exchange rates, commodities, and related indexes. Derivative Instruments may provide a cheaper, quicker or more specifically focused way for the Fund to invest than “traditional” securities would. The Fund may invest in options contracts, futures contracts, options on futures contracts and swap transactions. A portfolio manager may decide not to employ any of these strategies and there is no assurance that any derivatives strategy used by the Fund will succeed.

Hedging strategies can be broadly categorized as “short hedges” and “long hedges.” A short hedge is a purchase or sale of a Derivative Instrument intended partially or fully to offset potential declines in the value of one or more investments held in the Fund’s portfolio. Thus, in a short hedge the Fund takes a position in a Derivative Instrument whose price is expected to move in the opposite direction of the price of the investment being hedged.

Conversely, a long hedge is a purchase or sale of a Derivative Instrument intended partially or fully to offset potential increases in the acquisition cost of one or more investments that the Fund intends to acquire. Thus, in a long hedge the Fund takes a position in a Derivative Instrument whose price is expected to move in the same direction as the price of the prospective investment being hedged. A long hedge is sometimes referred to as an anticipatory hedge. In an anticipatory hedge transaction, the Fund does not own a corresponding security and, therefore, the transaction does not relate to a security the Fund owns. Rather, it relates to a security that the Fund intends to acquire. If the Fund does not complete the hedge by purchasing the security it anticipated purchasing, the effect on the Fund’s portfolio is the same as if the transaction were entered into for speculative purposes.

Derivative Instruments on securities generally are used to hedge against price movements in one or more particular securities positions that the Fund owns or intends to acquire. Derivative Instruments on indices, in contrast, generally are used to attempt to hedge against price movements in market sectors in which the Fund has invested or expects to invest.

The use of Derivative Instruments is subject to applicable regulations of the SEC, the several options and futures exchanges upon which they are traded, the Commodity Futures Trading Commission (“CFTC”) and various state regulatory authorities. In addition, the Fund’s ability to use Derivative Instruments may be limited by tax considerations. See “Dividends, Distributions and Taxes.”

Neither the Trust nor the Fund will be a commodity pool. The Trust has filed notice with the CFTC and National Futures Association of its eligibility, as a registered investment company, for an exclusion from the definition of commodity pool operator and that neither the Trust nor the Fund is subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.

Special Risks. The use of Derivative Instruments involves special considerations and risks, certain of which are described below. Risks pertaining to particular Derivative Instruments are described in the sections that follow.

(1) Successful use of most Derivative Instruments may depend on the ability of the Investment Adviser not only to forecast the direction of price fluctuations of the investment involved in the transaction, but also to predict movements of the overall securities and interest rate markets, which requires different skills than predicting changes in the prices of individual securities. There can be no assurance that any particular strategy will succeed.

(2) There might be imperfect correlation, or even no correlation, between price movements of a Derivative Instrument and price movements of the investments being hedged. For example, if the value of a Derivative Instrument used in a short hedge increased by less than the decline in value of the hedged investment, the hedge would not be fully successful. Such a lack of correlation might occur due to factors unrelated to the value of the investments being hedged, such as speculative or other pressures on the markets in which Derivative Instruments are traded. The effectiveness of hedges using Derivative Instruments on indices will depend on the degree of correlation between price movements in the index and price movements in the securities being hedged.

Because there are a limited number of types of exchange-traded options and futures contracts, it is likely that the standardized contracts available will not match the Fund’s current or anticipated investments exactly. The Fund may invest in options and futures contracts based on securities with different issuers, maturities, or other characteristics from the securities in which it typically invests, which involves a risk that the options or futures position will not track the performance of the Fund’s other investments.

Options and futures prices can also diverge from the prices of their underlying instruments, even if the underlying instruments match the Fund’s investments well. Options and futures prices are affected by such factors as current and anticipated short-term interest rates, changes in volatility of the underlying instrument, and the time remaining until expiration of the contract, which may not affect security prices the same way. Imperfect correlation may also result from differing levels of demand in the options and futures markets and the securities markets, from structural differences in how options and futures and securities are traded, or from imposition of daily price fluctuation limits or trading halts. The Fund may purchase or sell options and futures contracts with a greater or lesser value than the securities it wishes to hedge or intends to purchase in order to attempt to compensate for differences in volatility between the contract and the securities, although this may not be successful in all cases. If price changes in the Fund’s options or futures positions are poorly correlated with its other investments, the positions may fail to produce anticipated gains or result in losses that are not offset by gains in other investments.

(3) If successful, the above-discussed strategies can reduce risk of loss by wholly or partially offsetting the negative effect of unfavorable price movements. However, such strategies can also reduce opportunity for gain by offsetting the positive effect of favorable price movements. For example, if the Fund entered into a short hedge because the Investment Adviser projected a decline in the price of a security in the Fund’s portfolio, and the price of that security increased instead, the gain from that increase might be wholly or partially offset by a decline in the price of the Derivative Instrument. Moreover, if the price of the Derivative Instrument declined by more than the increase in the price of the security, the Fund could suffer a loss. In either such case, the Fund would have been in a better position had it not attempted to hedge at all.

(4) As described below, in order to avoid the creation of a senior security, the Fund will be required to maintain assets as “cover,” maintain segregated accounts or make margin payments when it takes positions in Derivative Instruments involving obligations to third parties (i.e., Derivative Instruments other than purchased options). If the Fund was unable to close out its position in such Derivative Instruments, it might be required to continue to maintain such assets or accounts or make such payments until the position expired or matured. These requirements might impair the Fund’s ability to sell a portfolio security or make an investment at a time when it would otherwise be favorable to do so, or require that the Fund sell a portfolio security at a disadvantageous time. The Fund’s ability to close out a position in a Derivative Instrument prior to expiration or maturity depends on the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of the other party to the transaction (“counterparty”) to enter into a transaction closing out the position. Therefore, there is no assurance that any position can be closed out at a time and price that is favorable to the Fund.

(5) The purchase and sale of Derivative Instruments could result in a loss if the counterparty to the transaction does not perform as expected, and may increase portfolio turnover rates, which results in correspondingly greater commission expenses and transaction costs and may result in certain tax consequences.

Cover for Derivative Instruments. Some Derivative Instruments the Fund may use involve leverage (e.g., an instrument linked to the value of a securities index may return income calculated as a multiple of the price movement of the underlying index). This economic leverage will increase the volatility of these instruments as they may increase or decrease in value more quickly than the underlying security, index, futures contract, currency or other economic variable. Pursuant to regulations and/or published positions of the SEC, the Fund may be required to segregate permissible liquid assets, or engage in other measures approved by the SEC or its staff, to “cover” the Fund’s obligations relating to its transactions in Derivative Instruments. For example, in the case of futures contracts or forward contracts that are not contractually required to cash settle, the Fund must set aside liquid assets equal to such contracts’ full notional value (generally the total numerical value of the asset underlying a future or forward contract at the time of valuation) while the positions are open. With respect to futures contracts or forward contracts that are contractually required to cash settle, however, the Fund is permitted to set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligation (i.e., the Fund’s daily net liability) under the contracts, if any, rather than such contracts’ full notional value. By setting aside assets equal to only its net obligations under cash-settled futures and forward contracts, the Fund may employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional value of such contracts.

Assets used as cover or held in a segregated account cannot be sold while the position in the corresponding Derivative Instrument is open, unless they are replaced with other appropriate assets. As a result, the commitment of a large portion of the Fund’s assets to segregated accounts or as cover could impede portfolio management or the Fund’s ability to meet redemption requests or other current obligations.

Options. A call option gives the purchaser the right to buy, and obligates the writer to sell, the underlying investment at the agreed upon exercise price during the option period. A put option gives the purchaser the right to sell, and obligates the writer to buy, the underlying investment at the agreed upon exercise price during the option period. A purchaser of an option pays an amount, known as the premium, to the option writer in exchange for rights under the option contract.

Options on indices are similar to options on securities or currencies except that all settlements are in cash and gain or loss depends on changes in the index in question rather than on price movements in individual securities or currencies.

The purchase of call options can serve as a long hedge, and the purchase of put options can serve as a short hedge. Writing put or call options can enable the Fund to enhance income or yield by reason of the premiums paid by the purchasers of such options. However, if the market price of the security or other instrument underlying a put option declines to less than the exercise price on the option, minus the premium received, the Fund would expect to suffer a loss.

Writing call options can also serve as a limited short hedge because declines in the value of the hedged investment would be offset to the extent of the premium received for writing the option. However, if the investment appreciates to a price higher than the exercise price of the call option, it can be expected that the option will be exercised and the Fund will be obligated to sell the investment at less than its market value unless the option is closed out in an offsetting transaction.

Writing put options can serve as a limited long hedge because increases in the value of the hedged investment would be offset to the extent of the premium received for writing the option. However, if the investment depreciates to a price lower than the exercise price of the put option, it can be expected that the put option will be exercised and the Fund will be obligated to purchase the investment at more than its market value.

The value of an option position will reflect, among other things, the current market value of the underlying investment, the time remaining until expiration, the relationship of the exercise price to the market price of the underlying investment, the historical price volatility of the underlying investment and general market conditions. Options that expire unexercised have no value and the Fund would experience losses to the extent of premiums paid for them.

The Fund may effectively terminate its right or obligation under an option by entering into a closing transaction. For example, the Fund may terminate its obligation under a call or put option that it had written by purchasing an identical call or put option; this is known as a closing purchase transaction. Conversely, the Fund may terminate a position in a put or call option it had purchased by writing an identical put or call option; this is known as a closing sale transaction. Closing transactions permit the Fund to realize profits or limit losses on an option position prior to its exercise or expiration.

The Fund may purchase and sell both exchange-traded and over-the-counter (“OTC”) options. Exchange-traded options in the United States are issued by a clearing organization that, in effect, guarantees completion of every exchange-traded option transaction. In contrast, OTC options are contracts between the Fund and its counterparty (usually a securities dealer or a bank) with no clearing organization guarantee. Thus, when the Fund purchases an OTC option, it relies on the counterparty from whom it purchased the option to make or take delivery of the underlying investment upon exercise of the option. Failure by the counterparty to do so would result in the loss of any premium paid by the Fund as well as the loss of any expected benefit of the transaction. The Fund will enter into only those option contracts that are listed on a national securities or commodities exchange or traded in the OTC market for which there appears to be a liquid secondary market.

The Fund will not purchase or write OTC options if, as a result of such transaction, the sum of (i) the market value of outstanding OTC options purchased by the Fund, (ii) the market value of the underlying securities covered by outstanding OTC call options written by the Fund, and (iii) the market value of all other assets of the Fund that are illiquid or are not otherwise readily marketable, would exceed 15% of the Fund’s net assets, taken at market value. However, if an OTC option is sold by the Fund to a primary U.S. government securities dealer recognized by the Federal Reserve Bank of New York and the Fund has the unconditional contractual right to repurchase such OTC option from the dealer at a predetermined price, then the Fund will treat as illiquid such amount of the underlying securities as is equal to the repurchase price less the amount by which the option is “in-the-money” (the difference between the current market value of the underlying securities and the price at which the option can be exercised). The repurchase price with primary dealers is typically a formula price that is generally based on a multiple of the premium received for the option plus the amount by which the option is “in-the-money.”

Generally, the OTC foreign currency options used by the Fund are European style options. This means that the option is only exercisable immediately prior to its expiration. This is in contrast to American style options, which are exercisable at any time prior to the expiration date of the option.

The Fund’s ability to establish and close out positions in exchange-listed options depends on the existence of a liquid market. However, there can be no assurance that such a market will exist at any particular time. Closing transactions can be made for OTC options only by negotiating directly with the counterparty, or by a transaction in the secondary market if any such market exists. Although the Fund will enter into OTC options only with major dealers in unlisted options, there is no assurance that the Fund will in fact be able to close out an OTC option position at a favorable price prior to expiration. In the event of insolvency of the counterparty, the Fund might be unable to close out an OTC option position at any time prior to its expiration.

If the Fund were unable to effect a closing transaction for an option it had purchased, it would have to exercise the option to realize any profit. The inability to enter into a closing purchase transaction for a covered call option written by the Fund could cause material losses because the Fund would be unable to sell the investment used as cover for the written option until the option expires or is exercised. The Fund may write only covered call options on securities. A call option is covered if the Fund owns the underlying security or a call option on the same security with a lower strike price, or otherwise covers the transaction by segregating permissible liquid assets.

The Fund may purchase and sell call and put options in respect of specific securities (or groups or “baskets” of specific securities) or stock indices listed on national securities exchanges or traded in the OTC market. An option on a stock index is similar to an option in respect of specific securities, except that settlement does not occur by delivery of the securities comprising the index. Instead, the option holder receives an amount of cash if the closing level of the stock index upon which the option is based is greater than in the case of a call, or less than in the case of a put, the exercise price of the option. Thus, the effectiveness of purchasing or writing stock index options will depend upon price movements in the level of the index rather than the price of a particular stock.

Swaps, Interest Rate Locks, Caps, Collars and Floors. Swap agreements, including interest rate, equity index and currency swaps, caps, collars and floors, may be individually negotiated and structured to include exposure to a variety of different types of investments or market factors. Swaps involve two parties exchanging a series of cash flows at specified intervals. In the case of an interest rate swap, the parties exchange interest payments based on an agreed upon principal amount (referred to as the “notional principal amount”). Under the most basic scenario, Party A would pay a fixed rate on the notional principal amount to Party B, which would pay a floating rate on the same notional principal amount to Party A. Depending on their structure, swap agreements may increase or decrease the Fund’s exposure to long- or short-term interest rates (in the United States or abroad), foreign currency values, mortgage securities, corporate borrowing rates, or other factors. Swap agreements can take many different forms and are known by a variety of names.

In a typical cap or floor agreement, one party agrees to make payments only under specified circumstances, usually in return for payment of a fee by the other party. For example, the buyer of an interest rate cap obtains the right to receive payments to the extent that a specified interest rate exceeds an agreed-upon level, while the seller of an interest rate floor is obligated to make payments to the extent that a specified interest rate falls below an agreed-upon level. An interest rate collar combines elements of buying a cap and selling a floor.

In a typical interest rate lock transaction, if Party A desires to lock in a particular interest rate on a given date it may enter into an agreement to pay, or receive a payment from, Party B based on the yield of a reference index or security, such as a Treasury or municipal bond. At the maturity of the term of the agreement, one party makes a payment to the other party as determined by the relative change in the yield of the reference security or index. A rate lock transaction may be terminated prior to its stated maturity date by calculating the payment due as of the termination date, which generally differs from the make-whole provisions for an early termination of an interest rate swap transaction in which the party terminating the swap early is required to give its counterparty the economic benefit of the transaction.

The Fund will set aside cash or appropriate liquid assets to cover its current obligations under swap transactions. If the Fund enters into a swap agreement on a net basis (that is, the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments), the Fund will maintain cash or liquid assets with a daily value at least equal to the excess, if any, of the Fund’s accrued obligations under the swap agreement over the accrued amount the Fund is entitled to receive under the agreement. If the Fund enters into a swap agreement on other than a net basis, enters into an interest rate lock agreement, or writes a cap, collar or floor, it will maintain cash or liquid assets with a value equal to the full amount of the Fund’s accrued obligations under the agreement.

The most important factor in the performance of swap agreements is the change in the specific interest rate, currency or other factor(s) that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty’s creditworthiness declines, the value of a swap agreement would likely decline, potentially resulting in losses.

The Fund will enter into swaps, interest rate locks, caps, collars and floors only with banks and recognized securities dealers believed by the Investment Adviser to present minimal credit risks. If there is a default by the other party to such a transaction, the Fund will have to rely on its contractual remedies (which may be limited by bankruptcy, insolvency or similar laws) pursuant to the agreement relating to the transaction.

The use of swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio security transactions. If the Investment Adviser is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these investment techniques were not used. Moreover, even if the Investment Adviser is correct in its forecasts, there is a risk that the swap position may correlate imperfectly with the price of the position being hedged.

The Fund will enter into swap transactions only when the Investment Adviser believes it would be in the best interests of the Fund’s shareholders to do so. Depending on the circumstances, gains from a swap transaction can be treated either as taxable ordinary income or as short- or long-term capital gains.

The Fund understands that it is the position of the SEC staff that assets involved in swap transactions are illiquid and, therefore, are subject to the limitations on illiquid investments.

Participatory Notes. Participatory notes are issued by banks or broker-dealers and are designed to replicate the performance of certain issuers and markets. Participatory notes are a type of equity-linked derivative which generally are traded over-the-counter. The performance results of participatory notes will not replicate exactly the performance of the issuers or markets that the notes seek to replicate due to transaction costs and other expenses. Investments in participatory notes involve the same risks associated with a direct investment in the shares of the companies the notes seek to replicate. In addition, participatory notes are subject to counterparty risk, which is the risk that the broker-dealer or bank that issues the notes will not fulfill its contractual obligation to complete the transaction with the Fund. Participatory notes constitute general unsecured contractual obligations of the banks or broker-dealers that issue them, and the Fund is relying on the creditworthiness of such banks or broker-dealers and has no rights under a participatory note against the issuers of the stocks underlying such participatory notes. Participatory notes involve transaction costs. Participatory notes may be considered illiquid and, therefore, participatory notes considered illiquid will be subject to the Fund’s percentage limitation for investments in illiquid securities.

Future Developments. The Fund may take advantage of opportunities in the area of options and futures contracts and options on futures contracts, swaps and any other derivatives which are not presently contemplated for use by the Fund or which are not currently available but which may be developed, to the extent such opportunities are both consistent with the Fund’s investment objective and legally permissible for the Fund.

Short-Selling. In these transactions, the Fund sells securities it does not own in anticipation of a decline in the market value of the security. The Fund may make short-sales to hedge positions, for duration and risk management, to maintain portfolio flexibility or to enhance returns. To complete a short-sale transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is obligated to replace the security borrowed by purchasing it subsequently at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund, which would result in a loss or gain, respectively.  Moreover, because the Fund’s loss on a short sale arises from increases in the value of the security sold short, the extent of such loss, like the price of the security sold short, is theoretically unlimited.  By contrast, the Fund’s loss on a long position arises from decreases in the value of the security and therefore is limited by the fact that a security’s value cannot drop below zero.  The Fund may not always be able to close out a short position at a particular time or at an acceptable price. The Fund may not always be able to borrow a security the Fund seeks to sell short at a particular time or at an acceptable price. Thus, there is a risk that the Fund may be unable to fully implement its investment strategy due to a lack of available stocks or for some other reason. It is possible that the market value of the securities the Fund holds in long positions will decline at the same time that the market value of the securities the Fund has sold short increases, thereby increasing the Fund’s potential volatility.

Forward Commitment and When-Issued Securities and Delayed Delivery Transactions. New issues of U.S. Treasury and other government securities are often offered on a forward commitment or when-issued basis. This means that delivery and payment for the securities normally will take place in the future after the date the buyer commits to purchase them. The payment obligation and the interest rate that will be received on securities purchased on a forward commitment or when-issued basis are each fixed at the time the buyer enters into the commitment. The Fund will make commitments to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities or dispose of the commitment before the settlement date if it is deemed advisable as a matter of investment strategy. Permissible liquid assets having a market value equal to the amount of the above commitments will be segregated on the Fund’s records. For the purpose of determining the adequacy of these securities the segregated securities will be valued at market. If the market value of such securities declines, additional cash or securities will be segregated on the Fund’s records on a daily basis so that the market value of the account will equal the amount of such commitments by the Fund.

When payment for forward commitment or when-issued securities is due, the Fund will meet its obligations from then-available cash flow, the sale of segregated securities, the sale of other securities and/or, although it would not normally expect to do so, from the sale of such forward commitment or when-issued securities themselves (which may have a market value greater or less than the Fund’s payment obligation). The sale of securities to meet such obligations carries with it a greater potential for the realization of capital gains, which are subject to federal income taxes.

To secure advantageous prices or yields, the Fund may purchase or sell securities for delayed delivery. In such transactions, delivery of the securities occurs beyond the normal settlement periods, but no payment or delivery is made by the Fund prior to the actual delivery or payment by the other party to the transaction. The purchase of securities on a delayed delivery basis involves the risk that the value of the securities purchased will decline prior to the settlement date. The sale of securities for delayed delivery involves the risk that the prices available in the market on the delivery date may be greater than those obtained in the sale transaction. The Fund will segregate permissible liquid assets in an amount at least equal at all times to the amounts of its delayed delivery commitments.

Securities purchased on a forward commitment, when-issued or delayed-delivery basis and the securities held by the Fund are subject to changes in market value based upon the public’s perception of changes in the creditworthiness of the issuer and the level of interest rates. Generally, the value of such securities will fluctuate inversely to changes in interest rates, i.e., they will appreciate in value when interest rates decline and decrease in value when interest rates rise. Therefore, if in order to achieve higher interest income the Fund remains substantially fully invested at the same time that it has purchased securities on a forward commitment, when-issued or delayed-delivery basis, there will be a greater possibility of fluctuation in the Fund’s net asset value.

Special Factors Affecting the Fund

Equity Securities. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced. Changes in the value of the Fund’s investments will result in changes in the value of its shares and thus the Fund’s total return to investors.

The prices of securities of small- and mid-capitalization companies may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects.

Foreign Securities. Investing in the securities of foreign issuers, as well as instruments that provide investment exposure to foreign securities and markets, involves risks that are not typically associated with investing in U.S. dollar-denominated securities of domestic issuers. Investments in foreign issuers may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and in exchange control regulations (e.g., currency blockage). A decline in the exchange rate of the currency (i.e., weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security. A change in the value of such foreign currency against the U.S. dollar also will result in a change in the amount of income the Fund has available for distribution. Because a portion of the Fund’s investment income may be received in foreign currencies, the Fund will be required to compute its income in U.S. dollars for distribution to shareholders, and therefore the Fund will absorb the cost of currency fluctuations. After the Fund has distributed income, subsequent foreign currency losses may result in the Fund having distributed more income in a particular fiscal period than was available from investment income, which could result in a return of capital to shareholders. In addition, if the exchange rate for the currency in which the Fund receives interest payments declines against the U.S. dollar before such income is distributed as dividends to shareholders, the Fund may have to sell portfolio securities to obtain sufficient cash to enable the Fund to pay such dividends. Commissions on transactions in foreign securities may be higher than those for similar transactions on domestic markets and foreign custodial costs are higher than domestic custodial costs. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have on occasion been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign securities markets generally are not as developed or efficient as those in the United States. Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States.

Because evidences of ownership of foreign securities usually are held outside the United States, by investing in foreign securities the Fund will be subject to additional risks which include: possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal, interest and dividends on the foreign securities to investors located outside the country of the issuer, whether from currency blockage or otherwise. Foreign securities held by the Fund may trade on days when the Fund does not calculate its net asset value and thus may affect the Fund’s net asset value on days when investors have no access to the Fund.

The risks associated with investing in foreign securities are often heightened for investments in emerging market countries. These heightened risks include (i) greater risks of expropriation, confiscatory taxation, nationalization, and less social, political and economic stability; (ii) the small current size of the markets for securities of emerging market issuers and the currently low or nonexistent volume of trading, resulting in lack of liquidity and price volatility; (iii) certain national policies which may restrict the Fund’s investment opportunities including restrictions on investing in issuers or industries deemed sensitive to relevant national interests; and (iv) the absence of developed legal structures governing private or foreign investment and private property. The Fund’s purchase and sale of portfolio securities in certain emerging market countries may be constrained by limitations as to periodic trading or settlement volume and/or limitations on aggregate holdings of foreign investors. In certain cases, such limitations may be computed based upon the aggregate trading by or holdings of the Fund, the Investment Adviser and its affiliates and clients and other service providers. The Fund may not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached. These limitations may have a negative impact on the Fund’s performance and may adversely affect the liquidity of the Fund’s investment to the extent that it invests in certain emerging market countries. In addition, some emerging market countries may have fixed or managed currencies which are not free-floating against the U.S. dollar. Further, certain emerging market countries’ currencies may not be internationally traded. Certain of these currencies have experienced a steady devaluation relative to the U.S. dollar. If the Fund does not hedge the U.S. dollar value of securities it owns denominated in currencies that are devalued, the Fund’s net asset value will be adversely affected. Many emerging market countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rate have had, and may continue to have, negative effects on the economies and securities markets of certain emerging markets countries.

MANAGEMENT OF THE TRUST AND FUND

TRUSTEES OF THE TRUST

Director Qualifications.  Generally, the Trust believes that each Trustee is competent to serve because of his or her individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes, and (iv) skills.    The Trust does not believe any one factor is determinative in assessing a Trustee’s qualifications, but that collective experience of each Trustee makes them highly qualified.

Board Leadership Structure.   The Board of Trustees is comprised of five (5) Trustees, one (1) of whom is an interested Trustee and four (4) of whom are Independent Trustees (i.e., those who are not "interested persons" of the Fund, as defined under the Investment Company Act).

The Fund’s portfolio manager, Peter Zeuli, age 41, is an interested Trustee.  Mr. Zeuli is President and Founder of Philadelphia Investment Partners, LLC.  Prior to his formation of Philadelphia Investment Partners, LLC, Mr. Zeuli was a financial services and consumer durable/staple analyst with Sheffield Capital Management, a long/short hedge fund previously located in King of Prussia PA.  He founded Philadelphia Investment Partners, LLC in early 2000 with the goal of providing both individual and institutional investors value-added investment advice through Philadelphia Investment Partners, LLC’s proprietary asset allocation models.  Mr. Zeuli graduated from Villanova University with a degree in Economics.  He is a holder of the Chartered Financial Analyst designation.  He is Member of the CFA Institute and CFA Society of Philadelphia.

Salvatore M. Cutrona, Sr., age 59, serves as an Independent Trustee.  He is also a trustee of the Cutrona Family Foundation.  He was a Managing Partner in the financial services business process outsourcing practice at Accenture, LTD from 1970 to 2003. Mr. Cutrona received a Doctor of Law Degree (Honoris Causa) and a degree in accounting from Albright College.

Another Independent Trustee is Ronald Shear, age 67.  Mr. Shear has served as the Chairman of G-2 Trading, LLC since September 2009.  He is the founder of Carlin Financial Group where he worked from 1991 to 2007.  He was a member of the American Stock Exchange and equity index trader from 1976 to 1991.  Mr. Shear is a graduate of Rutgers University with a degree in economics.

Eric J. Weinberg, age 39, is an Independent Trustee.  Mr. Weinberg has been the CFO of Guggeheim Venture Fund since 2008.  He was the founder of Homeland Solutions, LLC, where he worked from 2003 to 2008 and co-founder of Hill Solutions, LLC (1999-2005). Mr. Weinberg served in the US Navy as a counter-terrorism and counter-narcotics intelligence officer.  Mr. Weinberg is an adjunct professor at the University of Pennsylvania at the Fels Institute of Government.  Mr. Weinberg is a graduate of Temple University and holds a Masters in Government Administration from the Fels Institute of the Government at the University of Pennsylvania.

John D. Zook, age 59, is an Independent Trustee.  He is Founder and Managing Director at Zook Dinon, PA, where he has worked since 1979.  He was a member of the audit staff of PricewaterhouseCoopers, LLP.  He is also a CPA.  Mr. Zook is also a full-time faculty member in the accounting department at Lasalle University.  Mr. Zook holds a Masters in Business Administration from Drexel University and a degree in mathematics from St. Joseph’s University.

The Trust does not have a “lead independent Trustee”, but governance guidelines provide that Independent Trustees will meet in executive session at each Board meeting.  Under the Fund’s by-laws and governance guidelines, the Chair is generally responsible for (a) chairing board meetings, (b) setting the agendas for these meetings and (c) providing information to board members in advance of each board meeting and between board meetings.  Generally, the Fund believes it best to have a single leader who is seen by shareholders, business partners, and other stakeholders as providing strong leadership.  The Fund believes that its Chair together with the Audit Committee and the full Board of Trustees, provide effective leadership that is in the best interests of the Fund and each shareholder.

The Trust has a Board composed of (5) five Trustees. Trustees of the Trust, together with information as to their positions with the Trust, principal occupations and other board memberships and affiliations, are shown below. Any Trustee who is an “interested person” of the Trust, as defined in the 1940 Act, is indicated by an asterisk (*).  Unless otherwise stated, the address of the Trustees is c/o Philadelphia Investment Partners, LLC, 1233 Haddonfield – Berlin Road, Suite #7, Voorhees, NJ 08043.

Name, Address, and Age	Position(s) Held with Fund, Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director
Peter Zeuli*, (41) (Cherry Hill, NJ)	Trustee since 2010	Portfolio Manager	1	None
Salvatore M. Cutrona, Sr. (59) (Mohnton, PA)	Trustee since 2010	Investor/Venture Capitalist	1	Trustee Cutrona Family Foundation
Ronald Shear (67) (New York, New York)	Trustee since 2010	Chairman of G-2 Trading since September 2009, LLC; Founder of Carlin Financial Group 1991-2007	1
Eric J. Weinberg (39) (Philadelphia, PA)	Trustee since 2010	CFO, Guggeheim Venture Fund since 2008; Founder, Homeland Solutions, LLC 2003-2008; Co-founder, Hill Solutions, LLC 1999—2005	1
John D. Zook (59) (Moorestown, NJ)	Trustee since 2010	Founder and Managing Director Zook Dinon, PA since 1979	1

Board members are elected to serve for an indefinite term.

The Trust has standing audit, nominating and compensation committees, each comprised of its Trustees who are not “interested persons” of the Trust, as defined in the 1940 Act.

The function of the audit committee is (i) to oversee the Trust’s accounting and financial reporting processes and the audits of the Fund’s financial statements and (ii) to assist in the Board’s oversight of the integrity of the Fund’s financial statements, the Trust’s compliance with legal and regulatory requirements and the independent registered public accounting firm’s qualifications, independence and performance.  The members of the audit committee are all of the Independent Trustees.  The audit committee has not met as of the date of this SAI.

The Trust’s nominating committee, among other things, is responsible for selecting and nominating persons as members of the Board for election or appointment by the Board and for election by shareholders. In evaluating potential nominees, including any nominees recommended by shareholders, the committee takes into consideration various factors listed in the nominating committee charter, including character and integrity, business and professional experience, and whether the committee believes the person has the ability to apply sound and independent business judgment and would act in the interest of the Fund and their respective shareholders. The nominating committee will consider recommendations for nominees from shareholders submitted to the Secretary of the Trust, c/o Philadelphia Investment Partners, LLC, 1233 Haddonfield – Berlin Road, Suite #7, Voorhees, NJ 08043, which includes information regarding the recommended nominee as specified in the nominating committee charter. The members of the nominating committee are all of the Independent Trustees. The nominating committee has not met as of the date of this SAI.

The function of the compensation committee is to establish the appropriate compensation for serving on the Board. The Trust also has, with respect to the Fund, a standing pricing committee comprised of any one Board member. The members of the compensation committee are all of the Independent Trustees. The compensation committee has not met as of the date of this SAI.

The function of the pricing committee is to assist in valuing the investments of the Fund. The members of the pricing committee are all of the Independent Trustees. The pricing committee has not met as of the date of this SAI.

Name of Person, Position	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued As Part of Funds Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex Paid to Directors
Peter Zeuli, Trustee and President	None	None	None	None
Salvatore M. Cutrona, Sr., Trustee	None	None	None	None
Ronald Shear, Trustee	None	None	None	None
Eric J. Weinberg, Trustee	None	None	None	None
John D. Zook, Trustee	None	None	None	None

The Trust will not pay its Board members an annual retainer but will be pay them a fee of $250.00 per meeting attended and reimburses them for their travel and incidental expenses incurred by them in connection with their attendance at Board meetings.

As the Fund has not offered their shares prior to the date of this SAI, none of the Trustees or officers of the Trust owned any shares of the Fund.  Additionally, none of the Trustees or officers of the Fund have received any compensation from the Fund or the Fund Complex.

OFFICERS OF THE FUND

The officers of the Fund are as follows:

Peter Zeuli (41), President and Chief Compliance Officer since formation of the Fund.  President of Philadelphia Investment Partners, LLC since 2000.

MANAGEMENT ARRANGEMENTS

Investment Adviser. Philadelphia Investment Partners, LLC acts as investment adviser (the “Investment Adviser”) to the Fund.  Formed in 2000, Philadelphia Investment Partners, LLC is a New Jersey limited liability company and a Securities and Exchange Commission Registered Investment Adviser.  Investment decisions with respect to the Fund are made by the portfolio manager, Peter Zeuli, CFA.

Pursuant to an Investment Advisory Agreement with the Trust (the “Investment Advisory Agreement”), the Investment Adviser provides investment management services to the Fund, including the day-to-day management of the Fund’s investments.  The Investment Advisory Agreement will continue until December 31, 2010, and thereafter the Investment Advisory Agreement is subject to annual approval by (i) the Trust’s Board or (ii) vote of a majority (as defined in the 1940 Act) of the Fund’s outstanding voting securities, provided that in either event the continuance also is approved by a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Trust or the Investment Adviser, by vote cast in person at a meeting called for the purpose of voting on such approval. The Trust may terminate the Investment Advisory Agreement with respect to the Fund upon the vote of a majority of the Board of Trustees or upon the vote of a majority of the respective Fund’s outstanding voting securities on 60 days’ written notice to the Investment Adviser. The Investment Adviser may terminate the Investment Advisory Agreement upon 60 days’ written notice to the Trust. The Investment Advisory Agreement will terminate immediately and automatically upon its assignment.

The Trust and the Investment Adviser each have adopted a Code of Ethics that permits its personnel, subject to such Code of Ethics, to invest in securities, including securities that may be purchased or held by the Fund. The Code of Ethics subjects the personal securities transactions of the Investment Adviser’s employees to various restrictions to ensure that such trading does not disadvantage any fund advised by the Investment Adviser. In that regard, portfolio managers and other investment personnel of the Investment Adviser must preclear and report their personal securities transactions and holdings, which are reviewed for compliance with the Code of Ethics. Portfolio managers and other investment personnel who comply with the preclearance and disclosure procedures of the Code of Ethics and the requirements of the Committee may be permitted to purchase, sell or hold securities which also may be or are held in fund(s) they manage or for which they otherwise provide investment advice.

The Fund will pay Philadelphia Investment Partners, LLC advisory fees, as a percentage of the average net assets of the Fund, at an annual rate of 1.49%.  The Investment Adviser has contractually agreed to waive fees and/or make payments through December 31, 2011 in order to keep the Fund’s net operating expenses from exceeding 1.99%.

As the Fund has not commenced operations as of the date of this SAI, no information is provided on investment advisory fees paid by the Fund.

The aggregate of the fees paid to the Investment Adviser by the Fund is not subject to reduction as the value of the Fund’s net assets increases.

Administration Agreement. Mutual Shareholder Services, LLC (the “Administrator”) serves as administrator for the Fund pursuant to an Administration Agreement with the Trust. Pursuant to the Administration Agreement, the Administrator supplies office facilities, data processing services, clerical, accounting and bookkeeping services, internal auditing and legal services, internal executive and administrative services, stationery and office supplies; prepares reports to shareholders, tax returns and reports to and filings with the SEC and state Blue Sky authorities; pays for transfer agency services; calculates the net asset value of Fund shares; and generally assists in all aspects of Fund operations.

The Fund’s administration fee is calculated from the following administration fee schedule based on the level of assets of the Fund:

Total Assets	Annual Fee
Less than $2 million	$12,000
$2 to $5 Million	$15,850
$5 to $10 Million	$31,500
$10 to $50 Million	$54,700
$50 to $100 Million	$71,950

When the Fund has assets from $2 million to $10 million, there will be an additional amount due for its administration fee based upon the number of Fund shareholders.  When the Fund has assets above $10 million it will also owe transfer agent fees.

As the Fund has not commenced operations as of the date of this SAI, no information is provided on administration fees paid by the Fund.

Portfolio Management. The Investment Adviser manages the Fund’s investments in accordance with the stated policies of the Fund, subject to the approval of the Trust’s Board. The Investment Adviser is responsible for investment decisions, and provides the Fund with portfolio managers who are authorized by the Trust’s Board to execute purchases and sales of securities. The primary portfolio manager is Peter Zeuli.

Portfolio Manager Compensation. The Fund’s portfolio managers are compensated by the Investment Adviser and not by the Fund. Compensation generally consists of base salary, bonus, and various long-term incentive compensation vehicles, if eligible. In addition, portfolio managers are eligible for the standard retirement benefits and health and welfare benefits available to all of the Investment Adviser’s employees.

In the case of portfolio managers responsible for managing the Fund and managed accounts, the method used to determine their compensation is generally the same. A portfolio manager’s base salary is determined by the portfolio manager’s experience and performance in the role, taking into account the Investment Adviser’s analysis of current industry compensation norms and market data to ensure that the portfolio managers are paid a competitive base salary. A portfolio manager’s base salary is generally a fixed amount that may change as a result of periodic reviews, upon assumption of new duties, or when a market adjustment of the position occurs.

A portfolio manager’s bonus, which varies from year to year, is determined by a number of factors. One factor is gross, pre-tax performance of the Fund managed by the portfolio manager relative to expectations for how the Fund should have performed, given its objectives, policies, strategies and limitations, and the market environment during the measurement period. This performance factor is not based on the value of assets held in the portfolio(s) of the Fund. The performance factor depends on how the portfolio manager performs relative to the Fund’s benchmark and the Fund’s peer group, over one-year and three-year time periods. While the performance of other accounts managed by a portfolio manager is taken into consideration, because all accounts managed by the portfolio manager are managed in a similar manner, performance of the Fund managed by the portfolio manager is considered to be the most reliable proxy for a portfolio manager’s overall performance. Additional factors include the portfolio manager’s contributions to the investment management functions within his or her specialty, contributions to the development of other investment professionals and supporting staff, and overall contributions to strategic planning and decisions for the investment group. The bonus is paid on an annual basis.

Additional Information about Portfolio Manager. The following table lists the number and types of other accounts advised by the Fund’s primary portfolio manager and assets under management in those accounts as of June 30, 2010:

Portfolio Manager	Registered Investment Company Accounts	Assets Managed	Pooled Accounts	Assets Managed	Other Accounts	Assets Managed
Peter Zeuli	0	0	1	$4,000,000	250	$70,000,0000

As the Fund has not offered their shares prior to the date of this SAI, none of the portfolio managers owned any Fund shares.

Portfolio managers may manage multiple accounts for a diverse client base, including mutual Fund, separate accounts (assets managed on behalf of institutions such as pension Fund, insurance companies and foundations), bank common trust accounts and wrap fee programs (“Other Accounts”).

CONFLICTS OF INTEREST

Potential conflicts of interest may arise because of the Investment Adviser’s management of the Fund and Other Accounts. For example, conflicts of interest may arise with both the aggregation and allocation of securities transactions and allocation of limited investment opportunities, as the Investment Adviser may be perceived as causing accounts it manages to participate in an offering to increase the Investment Adviser’s overall allocation of securities in that offering, or to increase the Investment Adviser’s ability to participate in future offerings by the same underwriter or issuer. Allocations of bunched trades, particularly trade orders that were only partially filled due to limited availability, and allocation of investment opportunities generally, could raise a potential conflict of interest, as the Investment Adviser may have an incentive to allocate securities that are expected to increase in value to preferred accounts. Initial public offerings, in particular, are frequently of very limited availability. Additionally, the portfolio manager may be perceived to have a conflict of interest if there are a large number of Other Accounts, in addition to the Fund, that the portfolio manager is managing on behalf of the Investment Adviser. The Investment Adviser periodically reviews each portfolio manager’s overall responsibilities to ensure that he or she is able to allocate the necessary time and resources to effectively manage the Fund. In addition, the Investment Adviser could be viewed as having a conflict of interest to the extent that the Investment Adviser or its affiliates and/or portfolio managers have a materially larger investment in Other Accounts than their investment in the Fund.

Other Accounts may have investment objectives, strategies and risks that differ from those of the Fund. For these or other reasons, the portfolio manager may purchase different securities for the Fund and the Other Accounts, and the performance of securities purchased for the Fund may vary from the performance of securities purchased for Other Accounts. The portfolio managers may place transactions on behalf of Other Accounts that are directly or indirectly contrary to investment decisions made for the Fund, which could have the potential to adversely impact the Fund, depending on market conditions.

A potential conflict of interest may be perceived to arise if transactions in one account closely follow related transactions in another account, such as when a purchase increases the value of securities previously purchased by the other account, or when a sale in one account lowers the sale price received in a sale by a second account.

Conflicts of interest similar to those described above arise when portfolio managers are employed by a sub-investment adviser or are dual employees of the Investment Adviser and an affiliate entity and such portfolio managers also manage Other Accounts.

The goal of the Investment Adviser is to provide high quality investment services to all of its clients, while meeting its fiduciary obligation to treat all clients fairly. The Investment Adviser has adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures, that it believes address the conflicts associated with managing multiple accounts for multiple clients. In addition, The Investment Adviser monitors a variety of areas, including compliance with Fund guidelines, the allocation of IPOs, and compliance with the firm’s Code of Ethics.

For buy or sell transactions considered simultaneously for the Fund and other accounts, orders may be placed at the same time.  The portfolio manager uses his best efforts to ensure that no client is treated unfairly in relation to any other client over time in the allocation of securities or the order of the execution of transactions.  The portfolio manager generally allocates trades on the basis of assets under management so that the securities positions represent equal exposure as a percentage of total assets of each client.

Underwriter.  Pursuant to an agreement with the Fund, Rafferty Capital Markets, LLC (“Rafferty”) will serve as the Fund’s primary underwriter and distributor of the shares and will distribute shares of the Fund on a continuous basis.  Rafferty is located at 59 Hilton Avenue, Garden City, NY 11530.  The underwriter will receive a fee for such services equal to [ %] of the Fund assets.

The Investment Adviser may provide cash payments out of its own resources to financial intermediaries that sell shares of the Fund or provide other services. Such payments are separate from any shareholder services fees and other expenses paid by the Fund to those intermediaries. Because those payments are not made by you or the Fund, the Fund’s total expense ratio will not be affected by any such payments. These additional payments may be made to Service Agents, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the Service Agent. Cash compensation also may be paid from the Investment Adviser’s own resources to Service Agents for inclusion of the Fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as “revenue sharing.” From time to time, the Investment Adviser also may provide cash or non-cash compensation to Service Agents in the form of: occasional gifts; occasional meals, tickets, or other entertainment; support for due diligence trips, educational conference sponsorships; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations. In some cases, these payments or compensation may create an incentive for a Service Agent to recommend or sell shares of the Fund to you. Please contact your Service Agent for details about any payments it may receive in connection with the sale of shares of the Fund or the provision of services to the Fund.

Custodian. Union Bank acts as custodian for the investments of the Fund. The Administrator has no part in determining the investment policies of the Fund or which securities are purchased or sold by the Fund. Under a custody agreement with the Trust, the custodian holds the Fund’s portfolio securities and keep all necessary accounts and records. For its custody services, the custodian receives a monthly fee based on the market value of the Fund’s assets held in custody and receives certain securities transaction charges.

Transfer and Dividend Disbursing Agent. Mutual Shareholder Services, LLC (the “Transfer Agent”) is the Fund’s transfer and dividend disbursing agent. Under a transfer agency agreement with the Trust, the Transfer Agent arranges for the maintenance of shareholder account records for the Trust, the handling of certain communications between shareholders and the Fund and the payment of dividends and distributions payable by the Fund. For these services, the Transfer Agent receives from the Fund a monthly fee computed on the basis of the number of shareholder accounts it maintains for the Trust during the month, and is reimbursed by the Fund for certain out-of-pocket expenses.

Expenses. The Fund has adopted a Shareholder Services Plan. Under the Shareholder Services Plan, the Fund pays third party intermediaries for the provision of certain shareholder services to holders of shares of the Fund a fee at the annual rate of 0.25% of the value of the average daily net assets.

The Investment Adviser and the Administrator bears all expenses in connection with the performance of its services under the Investment Advisory Agreement and Administration Agreement, respectively. All other expenses to be incurred in the operation of the Fund are borne by the Fund, except to the extent specifically assumed by the Investment Adviser or the Administrator.

HOW TO BUY SHARES

General.  The Trust reserves the right to reject any purchase order. The Fund will not establish an account for a “foreign financial institution,” as that term is defined in Department of the Treasury rules implementing section 312 of the USA PATRIOT Act of 2001. Foreign financial institutions include: foreign banks (including foreign branches of U.S. depository institutions); foreign offices of U.S. securities broker-dealers, futures commission merchants, and mutual Fund; non-U.S. entities that, if they were located in the United States, would be securities broker-dealers, futures commission merchants or mutual Fund; and non-U.S. entities engaged in the business of currency dealer or exchanger or money transmitter. The Trust will not accept cash, travelers’ checks, or money orders as payment for shares.

You will pay a sales charge of up to 4.75%, as seen below, to invest in shares of the Fund. Your price for Fund shares is the Fund’s net asset value per share (NAV), which is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time), on days the NYSE is open for regular business, plus any applicable front end sales charge.  Your order will be priced at the next NAV calculated after your order (complete with all relevant information specified) is received  by the Fund or other authorized entity.

Sales Charge Schedule

Amount of Purchase	Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	Maximum Dealer Commission (as a percentage of offering price)
Less than $25,000	4.75%	4.50%
$25,000 but less than $100,000	4.50%	4.25%
$100,000 but less than $250,000	3.75%	3.50%
$250,000 but less than $500,000	3.00%	2.75%
$500,000 but less than $1,000,000	2.00%	2.00%
$1,000,000 or more	0.00%	1.00%

Initial investments in Individual Accounts must be accompanied by an Account Application. For Individual Accounts, the minimum initial investment is $2,500.00 for non-qualified accounts and $1,000.00 for IRA accounts and the minimum for subsequent investments is $100.

To make subsequent investments to an IRA or other retirement account, investors must fill out a completed fund application and include their account number on the check, indicating the year the contribution is for. Subsequent investments to an IRA or other retirement account may also be made by wire by your bank and by electronic check. Your bank must send your investment to Mutual Shareholder Services, LLC, please dial 1 (888) 686-2729 for wire instructions.

The entity acting as custodian for Keogh Plans, IRAs and other retirement plans, including Qualified Employee Benefit Plans, may charge a fee, the payment of which could result in the liquidation of shares. All fees charged are described in the appropriate form. You should read the prototype retirement plan and the appropriate form of custodial agreement for further details on eligibility, service fees and tax implications, and you should consult a tax adviser.

Persons who hold Fund shares through Qualified Employee Benefit Plan Accounts should contact their plan sponsor or administrator to purchase, sell (redeem) and exchange Fund shares and to determine the shareholder services available to them with respect to their Fund shares. The policies, fees and shareholder services applicable to these accounts may differ from those described in this SAI, and different minimum investments or limitations on buying, selling and exchanging shares may apply.

Clients of the investment advisory firms that purchase Fund shares on behalf of their high net worth or related clients may not maintain accounts directly with the Fund and should contact their financial advisor directly for information concerning purchasing, selling (redeeming) and exchanging Fund shares. The investment advisory firms may impose policies, limitations (including with respect to buying, selling and exchanging Fund shares) and fees on their clients that are different from those described in this SAI.

The shares of the Fund are sold on a continuous basis at NAV next determined after an order in proper form is received by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund.

NAV is determined as of the close of trading on the floor of the New York Stock Exchange (the “NYSE”) (usually 4:00 p.m. Eastern time), on each day the NYSE is open for regular business. For purposes of determining NAV, certain options and futures contracts may be valued 15 minutes after the close of trading on the floor of the NYSE. NAV per share of each class is computed by dividing the value of the Fund’s net assets represented by such class (i.e., the value of its assets less liabilities) by the total number of shares of such class outstanding. The Fund’s investments are valued based on market value or, where market quotations are not readily available, based on fair value as determined in good faith by the Trust’s Board. Certain securities may be valued by an independent pricing service approved by the Trust’s Board and are valued at fair value as determined by the pricing service. For information regarding the methods employed in valuing the Fund’s investments, see “Determination of Net Asset Value.”

If an order is received in proper form by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund by the close of regular trading on the floor of the NYSE (usually 4:00 p.m., Eastern time) on a business day, shares of the Fund will be purchased at the NAV determined as of the close of regular trading on the floor of the NYSE on that day. Otherwise, Fund shares will be purchased at the NAV determined as of the close of regular trading on the floor of the NYSE on the next business day.

TeleTransfer Privilege. Holders of Individual Accounts may purchase Fund shares by telephone or online through the TeleTransfer Privilege if they have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and the holder’s Fund account. Only a bank account maintained in a domestic financial institution which is an ACH member may be so designated.

TeleTransfer purchase orders may be made at any time. If purchase orders are received by 4:00 p.m., Eastern time, on any day the Transfer Agent and the NYSE are open for regular business, Fund shares will be purchased at the share price determined on that day. If purchase orders are made after 4:00 p.m., Eastern time, on any day the Transfer Agent and the NYSE are open for regular business, or on Saturday, Sunday or any Fund holiday (e.g., when the NYSE is not open for business), Fund shares will be purchased at the share price determined on the next bank business day following such purchase order. To qualify to use the TeleTransfer Privilege, the initial payment for purchase of Fund shares must be drawn on, and redemption proceeds paid to, the same bank and account as are designated on the Account Application or Shareholder Services Form on file. If the proceeds of a particular redemption are to be sent to an account at any other bank, the request must be in writing and signature-guaranteed.

SHAREHOLDER SERVICES PLAN

Investor shares of the Fund are subject to annual fees for shareholder services.

Shareholder Services Plan. The Fund has adopted a Shareholder Services Plan. Under the Shareholder Services Plan, the Fund pays third party intermediaries for the provision of certain services to holders of shares a fee at an annual rate of 0.25% of the value of the average daily net assets attributable to the shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Fund to make payments to compensate Service Agents in respect of these services.

The Shareholder Services Plan is not adopted pursuant to the Rule 12b-1 under the 1940 Act, and the fee under the Shareholder Services Plan is intended to be a “service fee” as defined under the Conduct Rules of the Financial Industry Regulatory Authority.

As the Fund has not commenced operations as of the date of this SAI, no information is provided on fees paid by the Fund pursuant to the Shareholder Services Plan.

Shareholder Services Plan - General. The Trustees of the Trust believe that there is a reasonable likelihood that the Shareholder Services Plan will benefit the Fund and the holders of its Investor shares.

A quarterly report of the amounts expended under the Shareholder Services Plan, and the purposes for which such expenditures were incurred, will be made to the Trustees for their review. The Shareholder Services Plan provides that material amendments must be approved by the Board and by the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Trust and have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. The Shareholder Services Plan is subject to annual approval by such vote of the Board cast in person at a meeting called for the purpose of voting on the Plan. The Shareholder Services Plan may be terminated at any time by vote of a majority of the Trustees who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Plan or in any agreements entered into in connection with the Plan or by vote of the holders of a majority of Investor shares.

Potential investors should read this SAI in light of the terms governing Selling Agreements (“Agreements”) with their Service Agents. The fees payable under the Shareholder Services Plan described above are payable without regard to actual expenses incurred. The Fund and the Distributor may suspend or reduce payments under the Shareholder Services Plan at any time, and payments are subject to the continuation of the Plan described above. From time to time, the Service Agents, the Distributor and the Fund may voluntarily agree to reduce the maximum fees payable under the Shareholder Services Plan.

HOW TO REDEEM SHARES

General.  Other than a redemption fee on sales or exchanges of Fund shares that are held fewer than 60 days, the Fund imposes no charges when shares are redeemed.  Service Agents may charge their clients a fee for effecting redemptions of Fund shares. The value of the shares redeemed may be more or less than their original cost, depending upon the Fund’s then-current NAV per share.

The Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the SEC. However, if you have purchased the Fund’s shares by check, by TeleTransfer or through Automatic Asset Builder and subsequently submit a written redemption request to the Transfer Agent, the Fund may delay sending the redemption proceeds for up to eight business days after the purchase of such shares. In addition, the Fund will reject requests to redeem shares by wire or telephone, online or pursuant to the TeleTransfer Privilege for a period of up to eight business days after receipt by the Transfer Agent of the purchase check, the TeleTransfer purchase or the Automatic Asset Builder order against which such redemption is requested. These procedures will not apply if your shares were purchased by wire payment, or if you otherwise have a sufficient collected balance in your account to cover the redemption request. Fund shares may not be redeemed until the Transfer Agent has received your Account Application.

Procedures.  Holders of Individual Accounts may redeem the Fund’s shares by using the regular redemption procedure through the Transfer Agent, or through the Telephone Redemption Privilege, which is granted automatically unless you specifically refuse it by checking the applicable “No” box on the Account Application. The Telephone Redemption Privilege may be established for an existing Individual Account by a signed Shareholder Services Form or by oral request from any of the authorized signatories on the account by calling 1 (888) 686-2729. Holders of Individual Accounts also may redeem shares through the Wire Redemption Privilege or the TeleTransfer Privilege if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholders Services Form with the Transfer Agent. Holders of IRA and other retirement accounts may redeem the Fund’s shares by writing a letter of instruction, which must include the shareholder’s account number and Fund name, the dollar amount to sell, how and where to send the proceeds, whether the distribution is qualified or premature, and whether the 10% TEFRA should be withheld. A signature-guarantee is required. To obtain information with respect to signature-guarantees, call 1 (888) 686-2729. To request instructions to establish the Automatic Withdrawal Plan for a Keogh, IRA or other retirement account, call 1 (888) 686-2729.  If you are a Selected Dealer, you may redeem shares through the Selected Dealer. Other redemption procedures may be in effect for clients of certain Service Agents and institutions. The Fund reserve the right to refuse any request made by telephone or online, including requests made shortly after a change of address, and may limit the amount involved or the number of such requests. The Fund may modify or terminate any redemption privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated. Shares held under Keogh Plans, IRAs, or other retirement plans are not eligible for the Wire Redemption, Telephone Redemption or TeleTransfer Privileges.

The Telephone Redemption Privilege and TeleTransfer Privilege authorizes the Transfer Agent to act on telephone or online instructions from any person representing himself or herself to be you, or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. The Fund will require the Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine and, if it does not follow such procedures, the Fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions. Neither the Fund nor the Transfer Agent will be liable for following telephone or online instructions reasonably believed to be genuine.

During times of drastic economic or market conditions, you may experience difficulty in contacting the Transfer Agent by telephone to request a redemption or an exchange of the Fund’s shares. In such cases, you should consider using the other redemption procedures described herein. Use of these other redemption procedures may result in your redemption request being processed at a later time than it would have been if telephone redemption had been used. During the delay, the Fund’s NAV may fluctuate.

Wire Redemption Privilege. Holders of Individual Accounts may redeem Fund shares by wire. By using this Privilege, you authorize the Transfer Agent to act on telephone, letter or online redemption instructions from any person representing himself or herself to be you, or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. Ordinarily, the Fund will initiate payment for shares redeemed pursuant to this Privilege on the next business day after receipt by the Transfer Agent of the redemption request in proper form. Redemption proceeds (minimum $1,000 and maximum $150,000 per day; $500,000 for joint accounts every 30 days) will be transferred by Federal Reserve wire only to the commercial bank account specified by you on the Account Application or Shareholder Services Form, or to a correspondent bank if your bank is not a member of the Federal Reserve System. Fees ordinarily are imposed by such bank and borne by the investor. Immediate notification by the correspondent bank to your bank is necessary to avoid a delay in crediting the Fund to your bank account.

To change the commercial bank or account designated to receive wire redemption proceeds, a written request must be sent to the Transfer Agent. This request must be signed by each shareholder, with each signature guaranteed as described below under “Signatures.”

TeleTransfer Privilege. Holders of Individual Accounts may request by telephone or online that redemption proceeds be transferred between their Fund account and their bank account. Only a bank account maintained in a domestic financial institution which is an ACH member may be designated. Holders of jointly registered Individual Accounts or bank accounts may redeem through the TeleTransfer Privilege for transfer to their bank account not more than $500,000 within any 30-day period. You should be aware that if you have selected the TeleTransfer Privilege, any request for a TeleTransfer transaction will be affected through the ACH system unless more prompt transmittal specifically is requested. Redemption proceeds will be on deposit in your account at an ACH member bank ordinarily two business days after receipt of the redemption request. See “How to Buy Shares – TeleTransfer Privilege.”

Signatures. Written redemption requests must be signed by each shareholder, including each holder of a joint account, and each signature must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations as well as from participants in the NYSE Medallion Signature Program, the Securities Transfer Agents Medallion Program and the Stock Exchanges Medallion Program. Guarantees must be signed by an authorized signatory of the guarantor and “Signature-Guaranteed” must appear with the signature. The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians, and may accept other suitable verification arrangements from foreign investors, such as consular verification. For more information with respect to signature-guarantees, call 1-800-645-6561.

Redemption Commitment. The Trust has committed itself to pay in cash all redemption requests by any shareholder of record of the Fund, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of the Fund’s net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the SEC. In the case of requests for redemption from the Fund in excess of such amount, the Trust’s Board reserves the right to make payments in whole or in part in securities or other assets of the Fund in case of an emergency or any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders. In such event, the securities would be valued in the same manner as the Fund’s portfolio is valued. If the recipient sold such securities, brokerage charges might be incurred.

Suspension of Redemptions. The right to redeem Fund shares may be suspended or the date of payment postponed (a) during any period when the NYSE is closed (other than customary weekend and holiday closings); (b) when trading in the markets the Fund ordinarily utilizes is restricted or when an emergency exists as determined by the SEC so that disposal of the Fund’s investments or determination of its NAV is not reasonably practicable; or (c) for such other periods as the SEC, by order, may permit to protect the Fund’s shareholders.

SHAREHOLDER SERVICES

General.

Automatic Investment Plan (Individual Accounts only). Automatic Investment Plan permits the holder of an Individual Account to purchase (minimum of $100 and maximum of $150,000 per transaction) the Fund’s shares at regular intervals selected by you. The Fund’s shares are purchased by transferring Fund from the bank account designated by you. Only an account maintained at a domestic financial institution which is an ACH member may be so designated. To establish an Automatic Investment Plan account, you must file an authorization form with the Transfer Agent. You may obtain the necessary authorization form by calling 1 (888) 686-2729, and the notification will be effective three business days following receipt. The Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

Automatic Withdrawal Plan (Individual Accounts only). The Automatic Withdrawal Plan permits the holder of an Individual Account with a $5,000 minimum account to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis. Withdrawal payments are the proceeds from sales of the Fund’s shares, not the yield on the shares. If withdrawal payments exceed reinvested dividends and other distributions, the investor’s shares will be reduced and eventually may be depleted. An Automatic Withdrawal Plan may be established by filing an Automatic Withdrawal Plan application with the Transfer Agent or by oral request from any of the authorized signatories on the account by calling 1 (888) 686-2729. Automatic Withdrawal may be terminated at any time by the investor, the Trust or the Transfer Agent.

Particular tax-exempt retirement plans may permit certain participants to establish an automatic withdrawal plan from such retirement plans. Participants should consult their retirement plan sponsor and tax adviser for details. Such a withdrawal plan is different from the Automatic Withdrawal Plan.

Dividend Options (Individual Accounts only). Dividend Sweep allows holders of Individual Accounts to invest automatically their dividends or dividends and other distributions, if any, from Class M shares and Investor shares of the Fund in shares of the same Class of another series of the Trust of which the investor is a shareholder. Shares of the same Class of other series of the Trust purchased pursuant to this Privilege will be purchased on the basis of relative NAV per share.

Dividend ACH permits holders of Individual Accounts to transfer electronically dividends or dividends and other distributions, if any, from the Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an ACH member may be so designated. Banks may charge a fee for this service.

For more information concerning these Privileges, or to request a Dividend Options Form, call toll free 1 (888) 686-2729. You may cancel these Privileges by mailing written notification to the 1233 Haddonfield – Berlin Road, Suite #7, Voorhees, NJ 08043. To select a new series of the Trust after cancellation, you must submit a new Dividend Options Form. Enrollment in or cancellation of these Privileges is effective three business days following receipt. These Privileges are available only for Individual Accounts and may not be used to open new accounts. Minimum subsequent investments do not apply for Dividend Sweep. The Trust may modify or terminate these Privileges at any time or charge a service fee. No such fee currently is contemplated.

Government Direct Deposit Privilege (Individual Accounts only). Government Direct Deposit Privilege enables holders of Individual Accounts to purchase (minimum of $100 and maximum of $50,000 per transaction) the Fund’s shares by having Federal salary, Social Security or certain veterans’, military or other payments from the Federal government automatically deposited into your Fund account. You should consider whether Direct Deposit of your entire payment into the Fund with fluctuating NAV, such as the Fund, may be appropriate for you. To enroll in Government Direct Deposit, you must file with the Transfer Agent a completed Direct Deposit Sign-Up Form for each type of payment that you desire to include in this Privilege. You may obtain the appropriate form by calling 1 (888) 686-2729. Death or legal incapacity will terminate your participation in this Privilege. You may elect at any time to terminate your participation by notifying in writing the appropriate Federal agency. Further, the Fund may terminate your participation upon 30 days’ notice to you.

Payroll Savings Plan (Individual Accounts only). Payroll Savings Plan permits holders of Individual Accounts to purchase (minimum $100 per transaction) the Fund’s shares automatically on a regular basis. Depending upon your employer’s direct deposit program, you may have part or all of your paycheck transferred to your existing Fund account electronically through the ACH system at each pay period. To establish a Payroll Savings Plan account, you must file an authorization form with your employer’s payroll department. Your employer must complete the reverse side of the form and return it to the 1233 Haddonfield – Berlin Road, Suite #7, Voorhees, NJ 08043. You may obtain the necessary authorization form by calling 1 (888) 686-2729. You may change the amount of purchase or cancel the authorization only by written notification to your employer. It is the sole responsibility of your employer, not the Distributor, the Fund, the Transfer Agent, the Investment Adviser or any other person, to arrange for transactions under the Payroll Savings Plan. The Trust may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

DETERMINATION OF NET ASSET VALUE

Valuation of Portfolio Securities. The Fund’s equity investments are valued on the basis of market quotations or official closing prices. The Fund’s portfolio securities, including covered call options written by the Fund, are valued at the last sale price on the securities exchange or national securities market on which such securities primarily are traded. Securities listed on the Nasdaq National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price on that day, at the last sale price. Securities not listed on an exchange or national securities market, or securities in which there were no transactions, are valued at the average of the most recent bid and asked prices, except that open short positions are valued at the asked price. Bid price is used when no asked price is available.

The Fund’s debt securities are valued each business day by an independent pricing service (the “Service”) approved by the Trust’s Board. Securities valued by the Service for which quoted bid prices in the judgment of the Service are readily available and are representative of the bid side of the market are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). The value of other debt securities is determined by the Service based on methods that include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to value from dealers; and general market conditions. The Service may employ electronic data processing techniques and/or a matrix system to determine valuations of the Fund’s debt securities. Debt securities that are not valued by the Service are valued at the average of the most recent bid and asked prices in the market in which such investments are primarily traded, or at the last sales price for securities traded primarily on an exchange. Bid price is used when no asked price is available. The Service’s procedures are reviewed under the general supervision of the Trust’s Board.

Short-term securities with maturities of 60 days or less are valued at amortized cost, which approximates fair value as determined by the Board.

Expenses and fees, including the investment advisory fee and administration fee, are accrued daily and taken into account for the purpose of determining NAV.

Any assets or liabilities initially expressed in terms of foreign currency will be translated into U.S. dollars at the midpoint of the New York interbank market spot exchange rate as quoted on the day of such translation by the Federal Reserve Bank of New York or, if no such rate is quoted on such date, such other quoted market exchange rate as may be determined to be appropriate by the Investment Adviser. Forward currency contracts will be valued at the current cost of offsetting the contract. If the Fund has to obtain prices as of the close of trading on various exchanges throughout the world, the calculation of NAV may not take place contemporaneously with the determination of prices of certain of the Fund’s portfolio securities.

Restricted securities, as well as other securities or assets for which recent market quotations or, as to equity securities, official closing prices are not readily available or are determined by the Trust not to reflect accurately fair value (such as when the value of an equity security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market but before the Trust calculates the Fund’s NAV) and that is determined by the Trust to have changed the value of the security), or are not valued by the Service, are valued at fair value as determined in good faith based on procedures approved by the Trust’s Board. Fair value of the Fund’s investments may be determined by the Trust’s Board, its pricing committee or its valuation committee using such information as it deems appropriate under the circumstances. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased or sold, and public trading in similar securities of the issuer or comparable issuers. Fair value of the Fund’s foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indices of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. The valuation of a security based on fair value procedures may differ from the security’s most recent price (or official closing price with respect to an equity security), and from the prices used by other mutual Fund to calculate their net asset values. Foreign equity securities held by the Fund may trade on days that the Fund is not open for business, thus affecting the value of the Fund’s assets on days when Fund investors have no access to the Fund. Restricted securities which are, or are convertible into, securities of the same class of other securities for which a public market exists usually will be valued at such market value less the same percentage discount at which the restricted securities were purchased. This discount will be revised periodically by the Board if the Board members believe that it no longer reflects the value of the restricted securities. Restricted securities not of the same class as securities for which a public market exists usually will be valued initially at cost. Any subsequent adjustment from cost will be based upon considerations deemed relevant by the Board.

New York Stock Exchange Closings. The holidays (as observed) on which the NYSE is currently scheduled to be closed are: New Year’s Day, Dr. Martin Luther King Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

DIVIDENDS, DISTRIBUTIONS AND TAXES

DISTRIBUTIONS

The Fund pays dividends annually. The Fund distributes any net capital gains it has realized once a year. Each share class will generate a different dividend because each has different expenses.

The Fund will make distributions from net realized capital gains only if all its capital loss carryovers, if any, have been utilized or have expired. All expenses are accrued daily and deducted before the declaration of dividends to investors. Generally, shares purchased on a day on which the Fund calculates its NAV will begin to accrue dividends on that day, and redemption orders effected on any particular day will receive dividends declared only through the business day prior to the day of redemption.

Holders of Individual Accounts may choose whether to receive dividends and other distributions in cash, to receive dividends in cash and reinvest other distributions in additional Fund shares at NAV or to reinvest both dividends and other distributions in additional Fund shares at NAV. For Individual Accounts, dividends and other distributions will be reinvested in Fund shares unless the shareholder instructs the Fund otherwise.

If you elect to receive dividends and other distributions in cash, and your distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest that distribution and all future distributions payable to you in additional Fund shares at NAV. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Any dividend or other distribution paid shortly after an investor’s purchase of shares may have the effect of reducing the NAV of the shares below the cost of his or her investment. Such a dividend or other distribution would be a return of capital in an economic sense, although taxable (to the extent not tax-exempt) as stated under “Dividends, Distributions and Taxes” in the Prospectus.

TAXES

General. The Fund is treated as a corporation for Federal income tax purposes. Management expects that the Fund will qualify for treatment as a regulated investment company (“RIC”) under the Code. The Fund intends to continue to so qualify, if such qualification is in the best interests of its shareholders. Qualification as such will relieve the Fund of any liability for Federal income tax to the extent it distributes its net earnings and realized gains to its shareholders in accordance with applicable provisions of the Code. To qualify for that treatment, the Fund (1) must pay out to its shareholders each taxable year at least 90% of the sum of its investment company taxable income generally consisting of taxable net investment income, net short-term capital gains and net gains from certain foreign currency transactions, all determined without regard to any deduction for dividends paid) plus its net interest income excludable from gross income under section 103(a) of the Code (“Distribution Requirement”), (2) must derive at least 90% of its annual gross income from specified sources (“Income Requirement”), and (3) must meet certain asset diversification and other requirements. The term “regulated investment company” does not imply the supervision of management or investment practices or policies by any government agency.

If the Fund fails to qualify for treatment as a RIC for any taxable year, (1) it will be taxed as an ordinary corporation on the full amount of its taxable income for that year without being able to deduct the distributions it makes to its shareholders and (2) the shareholders will treat all those distributions, including distributions of net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) (“capital gain distributions”), as taxable dividends (that is, ordinary income) to the extent of the Fund’s earnings and profits. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before requalifying for RIC treatment.

The Fund may be subject to a non-deductible 4% excise tax (“Excise Tax”), measured with respect to certain undistributed amounts of taxable investment income and capital gains.

Tax Consequences of the Fund’s Distributions. Dividends paid by the Fund derived from taxable investments, together with distributions from the excess of net realized short-term capital gain over net long-term capital loss, net gains from certain foreign currency transactions and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds (collectively “dividends”), are taxable to its U.S. shareholders as ordinary income (but may qualify, for individual shareholders, to be taxed at the rate for net capital gain) to the extent of the Fund’s earnings and profits, whether received in cash or reinvested in Fund shares. Distributions from the Fund’s net capital gain for a taxable year (designated as such in a written notice mailed by the Fund to its shareholders after the close of that year) are taxable to its U.S. shareholders as long-term capital gains, regardless of how long they have held their Fund shares and whether those distributions are received in cash or reinvested in additional Fund shares. Dividends and other distributions also may be subject to state and local taxes.

If a shareholder receives any capital gain distributions with respect to Fund shares held for six months or less, then any loss incurred on the redemption or exchange of those shares will be treated as a long-term capital loss to the extent of those capital gain distributions.

Dividends and other distributions declared by the Fund in October, November or December of any year and payable to shareholders of record on a date in any of those months will be deemed to have been paid by the Fund and received by the shareholders on December 31 of that year if the Fund pays the distributions during the following January. Accordingly, those distributions will be taxed to shareholders for the year in which that December 31 falls.

The receipt of Fund distributions may affect a foreign corporate shareholder’s Federal “branch profits” tax liability and a Subchapter S corporation shareholder’s Federal “excess net passive income” tax liability. Shareholders should consult their own tax advisers as to whether they are subject to those taxes.

Notice as to the tax status of your dividends and other distributions will be mailed to you annually. You also will receive periodic summaries of your account that will include information as to dividends and other distributions, if any, paid during the year.

The Fund must withhold and remit to the U.S. Treasury 28% of taxable dividends, capital gain distributions and redemption proceeds, regardless of the extent to which gain or loss may be realized, otherwise payable to any individual or certain other non-corporate shareholder if the shareholder fails to certify that the “TIN” furnished to the Fund is correct (“backup withholding”). Backup withholding at that rate also is required from the Fund’s dividends and capital gain distributions payable to such a shareholder if (1) the shareholder fails to certify that he or she has not received notice from the Internal Revenue Service (“IRS”) that the shareholder is subject to backup withholding as a result of a failure to properly report taxable dividend or interest income on a Federal income tax return or (2) the IRS notifies the Fund to institute backup withholding because the IRS determines that the shareholder’s TIN is incorrect or the shareholder has failed to properly report such income. A TIN is either the Social Security number, IRS individual taxpayer identification number or employer identification number of the record owner of the account. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner and may be claimed as a credit on the record owner’s Federal income tax return.

Tax Consequences of Certain Investments. Dividends and interest received by the Fund, and gains realized thereby, on foreign securities may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions that would reduce the yield and/or total return on those securities. Tax conventions between certain countries and the United States may reduce or eliminate these taxes, however, and many foreign countries do not impose taxes on capital gains in respect of investments by foreign investors.

Gains from the sale or other disposition of foreign currencies (except certain gains therefrom that may be excluded by future regulations), and gains from options, futures and forward contracts (collectively, “Derivatives”) derived by the Fund with respect to its business of investing in securities or foreign currencies, will be treated as qualifying income under the Income Requirement.

The Fund may invest in the stock of “passive foreign investment companies” (“PFICs”). A PFIC is any foreign corporation (with certain exceptions) that, in general, meets either of the following tests: (1) at least 75% of its gross income for the taxable year is passive or (2) an average of at least 50% of its assets produce, or are held for the production of, passive income. Under certain circumstances, the Fund will be subject to Federal income tax on a portion of any “excess distribution” received on the stock of a PFIC or of any gain on disposition of the stock (collectively “PFIC income”), plus interest thereon, even if the Fund distributes the PFIC income as a dividend to its shareholders. The balance of the PFIC income will be included in the Fund’s investment company taxable income and, accordingly, will not be taxable to it to the extent it distributes that income to its shareholders.

If the Fund invests in a PFIC and elects to treat the PFIC as a “qualified electing fund” (“QEF”), then in lieu of the foregoing tax and interest obligation, the Fund would be required to include in income each year its pro rata share of the QEF’s annual ordinary earnings and net capital gain--which the Fund likely would have to distribute to satisfy the Distribution Requirement and avoid imposition of the Excise Tax--even if the QEF did not distribute those earnings and gain to the Fund. In most instances it will be very difficult, if not impossible, to make this election because of certain requirements thereof.

The Fund may elect to “mark to market” its stock in any PFIC. “Marking-to-market,” in this context, means including in ordinary income each taxable year the excess, if any, of the fair market value of the stock over the Fund’s adjusted basis therein as of the end of that year. Pursuant to the election, the Fund also may deduct (as an ordinary, not capital, loss) the excess, if any, of its adjusted basis in PFIC stock over the fair market value thereof as of the taxable year-end, but only to the extent of any net mark-to-market gains with respect to that stock included in income by the Fund for prior taxable years under the election (and under regulations proposed in 1992 that provided a similar election with respect to the stock of certain PFICs). The Fund’s adjusted basis in each PFIC’s stock subject to the election would be adjusted to reflect the amounts of income included and deductions taken thereunder.

Gains and losses realized from portfolio transactions ordinarily will be treated as capital gains and losses. However, a portion of the gains and losses from the disposition of foreign currencies and certain non-U.S.-dollar-denominated securities (including debt instruments, certain financial Derivatives and certain preferred stock) may be treated as ordinary income and losses under section 988 of the Code. In addition, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds will be treated as ordinary income. Moreover, all or a portion of the gains realized from engaging in “conversion transactions” may be treated as ordinary income under section 1258 of the Code. “Conversion transactions” are defined to include certain Derivative and straddle transactions, transactions marketed or sold to produce capital gains and transactions described in Treasury regulations to be issued in the future.

Under section 1256 of the Code, any gain or loss realized by the Fund from certain Derivatives will be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise on exercise or lapse of those Derivatives as well as from closing transactions. In addition, any such Derivatives remaining unexercised at the end of the Fund’s taxable year will be treated as sold for their then fair market value (i.e., “marked-to-market”), resulting in additional gain or loss to the Fund.

Offsetting positions held by the Fund involving certain Derivatives may constitute “straddles,” which are defined to include offsetting positions in actively traded personal property. In certain circumstances, the Code sections that govern the tax treatment of straddles override or modify sections 988 and 1256 of the Code. As such, all or a portion of any capital gain from certain straddle transactions may be recharacterized as ordinary income. If the Fund were treated as entering into straddles by reason of its engaging in certain Derivatives transactions, those straddles would be characterized as “mixed straddles” if the Derivatives comprising a part of the straddles were governed by section 1256 of the Code. The Fund may make one or more elections with respect to mixed straddles. Depending on which election is made, if any, the results to the Fund may differ. If no election is made, then to the extent the straddle and conversion transaction rules apply to positions established by the Fund, losses realized by it will be deferred to the extent of unrealized gain in the offsetting position. Moreover, as a result of those rules, short-term capital loss on straddle positions may be recharacterized as long-term capital loss and long-term capital gains may be treated as short-term capital gains or ordinary income.

If the Fund has an “appreciated financial position”—generally, an interest (including an interest through a Derivative or short sale) with respect to any stock, debt instrument (other than “straight debt”) or partnership interest the fair market value of which exceeds its adjusted basis--and enters into a “constructive sale” of the position, the Fund will be treated as having made an actual sale thereof, with the result that it will recognize gain at that time. A constructive sale generally consists of a short sale, an offsetting notional principal contract or a futures or forward contract entered into by the Fund or a related person with respect to the same or substantially identical property. In addition, if the appreciated financial position is itself a short sale or such a contract, acquisition of the underlying property or substantially identical property will be deemed a constructive sale. The foregoing will not apply, however, to any transaction by the Fund during any taxable year that otherwise would be treated as a constructive sale if the transaction is closed within 30 days after the end of that year and the Fund holds the appreciated financial position unhedged for 60 days after that closing (i.e., at no time during that 60-day period is the Fund’s risk of loss regarding that position reduced by reason of certain specified transactions with respect to substantially identical or related property, such as having an option to sell, being contractually obligated to sell, making a short sale or granting an option to buy substantially identical stock or securities).

Investment by the Fund in securities issued at a discount (for example, zero coupon, pay-in-kind or step-up securities) could, under special tax rules, affect the amount and timing of distributions to shareholders by causing the Fund to recognize income prior to the receipt of cash payments. For example, the Fund could be required to take into gross income annually a portion of the discount (or deemed discount) at which the securities were issued and to distribute that income to satisfy the Distribution Requirement and avoid the Excise Tax. In that case, the Fund may have to dispose of securities it might otherwise have continued to hold in order to generate cash to make the necessary distribution.

State and Local Taxes. Depending on the extent of the Fund’s activities in states and localities in which it is deemed to be conducting business, it may be subject to the tax laws thereof. Shareholders are advised to consult their tax advisers concerning the application of state and local taxes to them.

Foreign Shareholders — U.S. Federal Income Taxation. U.S. Federal income taxation of a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, a foreign corporation or a foreign partnership (a “foreign shareholder”) depends on whether the income from the Fund is effectively connected with a U.S. trade or business carried on by the shareholder (“effectively connected”) as discussed generally below. Special U.S. Federal income tax rules that differ from those described below may apply to certain foreign persons who invest in the Fund, such as a foreign shareholder entitled to claim the benefits of an applicable tax treaty. Foreign shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

Foreign Shareholders — Dividends. Dividends (other than exempt-interest dividends) distributed to a foreign shareholder that are not effectively connected generally will be subject to a U.S. Federal withholding tax of 30% (or lower treaty rate). If a foreign shareholder’s dividends are effectively connected, however, those dividends will not be subject to such withholding and instead will be subject to U.S. Federal income tax at the graduated rates applicable to U.S. citizens and domestic corporations, as the case may be. Foreign shareholders also may be subject to the Federal branch profits tax.

Capital gains realized by a foreign shareholder on the sale of Fund shares and capital gain distributions to the shareholder generally will not be subject to U.S. Federal income tax unless the shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year. In the case of certain foreign shareholders, the Fund may be required to backup withhold on capital gain distributions and the gross proceeds from a redemption of Fund shares unless the shareholder furnishes the Fund with a certificate regarding the shareholder’s foreign status.

Foreign Shareholders — Estate Tax. Foreign individuals generally are subject to U.S. Federal estate tax on their U.S. situs property, such as Fund shares, that they own at the time of their death. Certain credits against that tax and relief under applicable tax treaties may be available.

The foregoing is only a summary of certain Federal tax considerations generally affecting the Fund and their shareholders and is not intended as a substitute for careful tax planning. Investors are urged to consult their tax advisers with specific reference to their own tax situations.

PORTFOLIO TRANSACTIONS

General. The Investment Adviser assumes general supervision over the placement of securities purchase and sale orders on behalf of the Fund it manages. Fund managed by dual employees of the Investment Adviser and an affiliated entity, and Fund with a sub-investment adviser, execute portfolio transactions through the trading desk of the affiliated entity or sub-investment adviser, as applicable (the “Trading Desk”). Those Fund use the research facilities, and are subject to the internal policies and procedures, of applicable affiliated entity or sub-investment adviser.

The Trading Desk generally has the authority to select brokers (for equity securities) or dealers (for fixed income securities) and the commission rates or spreads to be paid. Allocation of brokerage transactions is made in the best judgment of the Trading Desk and in a manner deemed fair and reasonable. In choosing brokers or dealers, the Trading Desk evaluates the ability of the broker or dealer to execute the transaction at the best combination of price and quality of execution.

In general, brokers or dealers involved in the execution of portfolio transactions on behalf of the Fund are selected on the basis of their professional capability and the value and quality of their services. The Trading Desk attempts to obtain best execution for the Fund by choosing brokers or dealers to execute transactions based on a variety of factors, which may include, but are not limited to, the following: (i) price; (ii) liquidity; (iii) the nature and character of the relevant market for the security to be purchased or sold; (iv) the quality and efficiency of the broker’s or dealer’s execution; (v) the broker’s or dealer’s willingness to commit capital; (vi) the reliability of the broker or dealer in trade settlement and clearance; (vii) the level of counter-party risk (i.e., the broker’s or dealer’s financial condition); (viii) the commission rate or the spread; (ix) the value of research provided; (x) the availability of electronic trade entry and reporting links; and (xi) the size and type of order (e.g., foreign or domestic security, large block, illiquid security). In selecting brokers or dealers no factor is necessarily determinative; however, at various times and for various reasons, certain factors will be more important than others in determining which broker or dealer to use. Seeking to obtain best execution for all trades takes precedence over all other considerations.

Investment decisions for the Fund or account are made independently from those for other funds or accounts managed by the portfolio manager. Under the Trading Desk’s procedures, portfolio managers and their corresponding Trading Desks may seek to aggregate (or “bunch”) orders that are placed or received concurrently for more than one fund or account. In some cases, this policy may adversely affect the price paid or received by the Fund or an account, or the size of the position obtained or liquidated. As noted above, certain brokers or dealers may be selected because of their ability to handle special executions such as those involving large block trades or broad distributions, provided that the primary consideration of best execution is met. Generally, when trades are aggregated, the fund or account within the block will receive the same price and commission. However, random allocations of aggregate transactions may be made to minimize custodial transaction costs. In addition, at the close of the trading day, when reasonable and practicable, the completed securities of partially filled orders will generally be allocated to each participating fund and account in the proportion that each order bears to the total of all orders (subject to rounding to “round lot” amounts and other relevant factors).

Portfolio turnover may vary from year to year as well as within a year. In periods in which extraordinary market conditions prevail, the portfolio managers will not be deterred from changing the Fund’s investment strategy as rapidly as needed, in which case higher turnover rates can be anticipated which would result in greater brokerage expenses. The overall reasonableness of brokerage commissions paid is evaluated by the Trading Desk based upon its knowledge of available information as to the general level of commissions paid by other institutional investors for comparable services. Higher portfolio turnover rates usually generate additional brokerage commissions and transaction costs, and any short-term gains realized from these transactions are taxable to shareholders as ordinary income.

To the extent that the Fund invests in foreign securities, certain of the Fund’s transactions in those securities may not benefit from the negotiated commission rates available to Fund for transactions in securities of domestic issuers. For Fund that permit foreign exchange transactions, such transactions are made with banks or institutions in the interbank market at prices reflecting a mark-up or mark-down and/or commission.

The portfolio managers may deem it appropriate for one fund or account they manage to sell a security while another fund or account they manage is purchasing the same security. Under such circumstances, the portfolio managers may arrange to have the purchase and sale transactions effected directly between the Fund and/or accounts (“cross transactions”). Cross transactions will be effected in accordance with procedures adopted pursuant to Rule 17a-7 under the 1940 Act.

Fund and accounts managed by the Investment Adviser, an affiliated entity or a sub-investment adviser may own significant positions in portfolio companies which, depending on market conditions, may affect adversely the ability to dispose of some or all of such positions.

As the Fund has not commenced operations prior to the date of this SAI, no information on brokerage fees or commissions paid by the Fund is provided.

The Trust contemplates that, consistent with the policy of seeking best price and execution, brokerage transactions may be conducted through affiliates of the Investment Adviser. The Trust’s Board has adopted procedures in conformity with Rule 17e-1 under the 1940 Act to ensure that all brokerage commissions paid to affiliates of the Investment Adviser are reasonable and fair.

Soft Dollars. The term “soft dollars” is commonly understood to refer to arrangements where an investment adviser uses client (or fund) brokerage commissions to pay for research and other services to be used by the investment adviser. Section 28(e) of the Securities Exchange Act of 1934 provides a “safe harbor” that permits investment advisers to enter into soft dollar arrangements if the investment adviser determines in good faith that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided. Eligible products and services under Section 28(e) include those that provide lawful and appropriate assistance to the investment adviser in the performance of its investment decision-making responsibilities.

Subject to the policy of seeking best execution, the Investment Adviser, on behalf of the Fund, may execute transactions with brokerage firms that provide research services and products, as defined in Section 28(e). Any and all research products and services received in connection with brokerage commissions will be used to assist the applicable affiliated entity in its investment decision-making responsibilities, as contemplated under Section 28(e). Under certain conditions, higher brokerage commissions may be paid in connection with certain transactions in return for research products and services.

The products and services provided under these arrangements permit the Trading Desk to supplement its own research and analysis activities, and provide it with information from individuals and research staffs of many securities firms. Such services and products may include, but are not limited to the following: fundamental research reports (which may discuss, among other things, the value of securities, or the advisability of investing in, purchasing or selling securities, or the availability of securities or the purchasers or sellers of securities, or issuers, industries, economic factors and trends, portfolio strategy and performance); current market data and news; technical and portfolio analyses; economic forecasting and interest rate projections; and historical information on securities and companies. The Trading Desk also may defray the costs of certain services and communication systems that facilitate trade execution (such as on-line quotation systems, direct data feeds from stock exchanges and on-line trading systems with brokerage commissions generated by client transactions) or functions related thereto (such as clearance and settlement). Some of the research products or services received by the Trading Desk may have both a research function and a non-research administrative function (a “mixed use”). If the Trading Desk determines that any research product or service has a mixed use, the Trading Desk will allocate in good faith the cost of such service or product accordingly. The portion of the product or service that the Trading Desk determines will assist it in the investment decision-making process may be paid for in soft dollars. The non-research portion is paid for by the Trading Desk in hard dollars.

The Trading Desk generally considers the amount and nature of research, execution and other services provided by brokerage firms, as well as the extent to which such services are relied on, and attempts to allocate a portion of the brokerage business of its clients on the basis of that consideration. Neither the services nor the amount of brokerage given to a particular brokerage firm are made pursuant to any agreement or commitment with any of the selected firms that would bind the Trading Desk to compensate the selected brokerage firm for research provided. The Trading Desk endeavors, but is not legally obligated, to direct sufficient commissions to broker/dealers that have provided it with research and other services to ensure continued receipt of research the Trading Desk believes is useful. Actual commissions received by a brokerage firm may be more or less than the suggested allocations.

There may be no correlation between the amount of brokerage commissions generated by a particular fund or client and the indirect benefits received by that fund or client. The affiliated entity may receive a benefit from the research services and products that is not passed on to the Fund in the form of a direct monetary benefit. Further, research services and products may be useful to the affiliated entity in providing investment advice to any of the Fund or clients it advises. Likewise, information made available to the affiliated entity from brokerage firms effecting securities transactions for the Fund may be utilized on behalf of another fund or client. Information so received is in addition to, and not in lieu of, services required to be performed by the affiliated entity and fees are not reduced as a consequence of the receipt of such supplemental information. Although the receipt of such research services does not reduce the normal independent research activities of the affiliated entity, it enables them to avoid the additional expenses that might otherwise be incurred if it were to attempt to develop comparable information through its own staff.

As the Fund has not commenced operations prior to the date of this SAI, no information on soft dollars paid by the Fund is provided.

IPO Allocations. The Fund may participate in IPOs. In deciding whether to purchase an IPO, the Investment Adviser generally considers the capitalization characteristics of the security, as well as other characteristics of the security, and identifies Fund and accounts with investment objectives and strategies consistent with such a purchase. Generally, as more IPOs involve small- and mid-cap companies, the Fund and accounts with a small- and mid-cap focus may participate in more IPOs than Fund and accounts with a large-cap focus. The Investment Adviser, when consistent with the Fund’s and/or account’s investment guidelines, generally will allocate shares of an IPO on a pro rata basis. In the case of “hot” IPOs, where the Investment Adviser only receives a partial allocation of the total amount requested, those shares will be distributed fairly and equitably among participating Fund or accounts managed by the Investment Adviser. “Hot” IPOs raise special allocation concerns because opportunities to invest in such issues are limited as they are often oversubscribed. The distribution of the partial allocation among Fund and/or accounts will be based on relevant net asset values. Shares will be allocated on a pro rata basis to all appropriate Fund and accounts, subject to a minimum allocation based on trading, custody, and other associated costs. International hot IPOs may not be allocated on a pro rata basis due transaction costs, market liquidity and other factors unique to international markets.

Regular Broker-Dealers. The Fund may acquire securities issued by one or more of its “regular brokers or dealers,” as defined in Rule 10b-1 under the 1940 Act. Rule 10b-1 provides that a “regular broker or dealer” is one of the ten brokers or dealers that, during the Fund’s most recent fiscal year (i) received the greatest dollar amount of brokerage commissions from participating, either directly or indirectly, in the Fund’s portfolio transactions, (ii) engaged as principal in the largest dollar amount of the Fund’s portfolio transactions or (iii) sold the largest dollar amount of the Fund’s securities.

Disclosure of Portfolio Holdings. Pursuant to written contractual confidentiality agreements, it is the policy of the Fund and its service providers to protect the confidentiality of the Fund’s holdings and prevent the selective disclosure of nonpublic information about the Fund’s portfolio holdings, which includes the Fund’s portfolio holdings and pending transactions.  The Fund and each of its service providers must adhere to these Disclosure Policies.

As a general rule, the Fund and its service providers may not disclose any information concerning the portfolio holdings of the Fund to any unaffiliated third party except as provided below nor may these parties make investments based upon such information.  The Fund and its service providers may not receive compensation or any other consideration (which includes any agreement to maintain assets in the Fund or in other investment companies or accounts managed by the investment advisor or subadvisor, or any affiliated person of the investment advisor or subadvisor) in connection with the disclosure of portfolio holdings information.

Nothing herein is intended to prevent the disclosure of any and all portfolio information for a legitimate business purpose to the Fund’s service providers and others who generally need access to such information in the performance of their contractual duties and responsibilities, such as the Fund’s custodians, fund accountants, investment advisor and sub-advisors, administrator, independent public accountants, attorneys, officers and trustees and each of their respective affiliates and advisors, and are subject to duties of confidentiality, including a duty not to trade on nonpublic information, imposed by law and/or contract.

The Fund, or its duly authorized service providers, will publicly disclose holdings of the Fund in accordance with regulatory requirements, such as periodic portfolio disclosure in filings with the Securities and Exchange Commission.  The Fund may make publicly available, by posting such information to its web site or by making such information available to any person who calls the Fund’s toll-free number, the following information related to the Fund for the indicated frequencies:  (a) Full Holdings – quarterly; and (b) Top 10 Holdings – monthly or quarterly.

The Trust, or its duly authorized service providers, may disclose current information about the entire portfolio position of the Fund in connection with the broker-dealer’s execution of short sale transactions on behalf of the Fund before the public disclosure of such portfolio information is required or authorized as discussed in the paragraph immediately preceding this one, if such disclosure is required by the broker-dealer providing such services to the Fund.

There are numerous mutual fund evaluation services, such as Standard & Poor’s, Morningstar, or Lipper Analytical Services, that regularly analyze the portfolio holdings of mutual funds in order to monitor and report on various attributes including style, capitalization, maturity, yield, and beta.  These services then distribute the results of their analysis to the public and/or paid subscribers.  To facilitate the review of the Fund by these services, on an ad-hoc basis the Fund may distribute (or authorize their service providers to distribute) portfolio holdings to such services before their public disclosure is required or authorized as discussed above provided that:

•

the recipient does not distribute the portfolio holdings or results of the analysis to third parties, other departments, or persons who are likely to use the information for purposes of purchasing or selling shares of the Fund before the portfolio holdings or results of the analysis become public information; and

•

the recipient signs a written Confidentiality Agreement.  Persons and entities unwilling to execute an acceptable Confidentiality Agreement may only receive portfolio holdings information that has otherwise been publicly disclosed in accordance with the Disclosure Policies.

The Fund or its duly authorized service providers may distribute the following information concerning the Fund’s portfolio (including reports known as “Quarterly Fund Profiles”) before public disclosure of portfolio holdings is required., provided that the information has been publicly disclosed (via the Fund’s web site or as otherwise permitted by regulatory interpretation or guidance):

•

Calendar Quarters: Complete portfolio holdings as of the end of each calendar quarter.

•

Fiscal Quarters: Complete portfolio holdings (or other disclosure of portfolio holdings as required by applicable legal or regulatory requirements) as of the end of each fiscal quarter.

•

Monthly: Top 10 largest portfolio holdings as of the end of each month.

The Fund or its duly authorized service providers will monitor regulatory guidance on what constitutes public disclosure, which may include publicly offering to disclose portfolio information and/or disseminating such information on the Fund’s web site together with notice of the availability of such information in the prospectuses and reports filed by the Fund under the 1940 Act.

Portfolio managers and other senior officers or spokespersons of the Fund may disclose or confirm the ownership of any individual portfolio position to reporters, brokers, shareholders, consultants, or other interested persons only if such information has been previously publicly disclosed in accordance with these Disclosure Policies.  For example, a portfolio manager discussing the Fund may indicate that he or she likes and/or owns for the Fund a security only if the Fund’s ownership of such security has previously been publicly disclosed (and the statement is otherwise accurate and not misleading)

The Fund or its Adviser may disclose nonpublic portfolio holdings information to a third party who does not fall within the pre-approved categories, and who are not executing broker-dealers; however, prior to the receipt of any nonpublic portfolio holdings information by such third party, (i) the Chief Executive Officer and Chief Compliance Officer of the Fund (“CCO”) determine that the Fund has a legitimate business purpose for disclosing such information; and (ii) the recipient enters into a Confidentiality Agreement.  The CCO will report to the Board of Trustees of the Trust on a quarterly basis regarding any recipients of nonpublic portfolio holdings information approved pursuant to this section or on a real time basis in the case of any situation in which the CCO reasonably believes the Board show know more promptly than the quarterly report.

The trading desks of the Adviser may periodically distribute lists of applicable investments held by their clients (including the Fund) for the purpose of facilitating efficient trading of such investments and receipt of relevant research.

The Adviser may periodically distribute a list of the issuers and securities that are covered by its research department as of a particular date.  The list of issuers and securities may represent securities currently held by the Fund and securities that may be purchased for the Fund.  In no case will a list specifically identify an issuer’s securities as either currently held or anticipated to be held by the Fund or identify Fund position sizes.

Certain exceptions to these Disclosure Policies permit the nonpublic disclosure of portfolio holdings to a limited group of third parties so long as the third party has signed a written Confidentiality Agreement.  For purposes of these Disclosure Policies, any Confidentiality Agreement must be in form and substance acceptable to an appropriate officer of the Fund and/or Trust counsel.  At a minimum, subject to such deviations as Trust counsel believes reasonable and consistent with reasonably protecting the confidentiality of the portfolio information, such Confidentiality Agreement will generally provide that:

•

the portfolio information is the confidential property of the Fund (and its service provider, if applicable) and may not be shared or used directly or indirectly for any purpose except as expressly provided in the Confidentiality Agreement;

•

the recipient of the portfolio information agrees to limit access to the portfolio information to its employees (and agents) who, on a need-to-know basis, are (i) authorized to have access to the portfolio information and (ii) subject to confidentiality obligations, including duties not to trade on nonpublic information, no less restrictive than the confidentiality obligations contained in the Confidentiality Agreement;

•

upon written request, the recipient agrees to promptly return or destroy, as directed, the portfolio information; and

•

portfolio information may be deemed to no longer be confidential if (i) it is already known to the recipient prior to disclosure by the Fund, (ii) it becomes publicly known without breach of the Confidentiality Agreement by the recipient, (iii) it is received from a third party and, to the knowledge of the recipient, the disclosure by such third party is not a breach of any agreement to which such third party is subject, or (iv) it is authorized by the Fund or their agents to be disclosed.

The Fund’s Boards of Trustees and an appropriate officer of the Fund and/or Trust counsel, or the Fund’s CEO or CCO may, on a case-by-case basis, impose additional restrictions on the dissemination of portfolio information beyond those found in these Disclosure Policies.  (For example, the Fund may determine not to provide purchase and sale information with respect to investments in smaller capitalization companies or less liquid securities.)

These Disclosure Policies may not be waived, or exceptions be made, without the consent of the CCO; and, any waiver or exception shall be reported to the Board of Trustees at the next regularly scheduled meeting.

In addition, the Board of Trustees will receive reports regarding all disclosures of portfolio securities on a quarterly basis.

SUMMARY OF PROXY VOTING POLICY, PROCEDURES AND GUIDELINES

The Trust’s Board has delegated to the Investment Adviser the authority to vote proxies of companies held in the Fund’s portfolios.

The Investment Adviser recognizes that it is a fiduciary that owes its clients, including the Fund, a duty of utmost good faith and full and fair disclosure of all material facts. An investment adviser’s duty of loyalty requires an adviser to vote proxies in a manner consistent with the best interest of its clients and precludes the adviser from subrogating the clients’ interests to its own. In addition, an investment adviser voting proxies on behalf of the Fund must do so in a manner consistent with the best interests of the Fund and its shareholders.

The Investment Adviser seeks to avoid material conflicts of interest by participating in applying detailed, pre-determined written proxy voting guidelines (the “Voting Guidelines”) in an objective and consistent manner across client accounts, based on internal and external research and recommendations provided by a third party vendor, and without consideration of any client relationship factors. Further, the Investment Adviser engaged a third party as an independent fiduciary to vote all proxies of the Fund, and may engage an independent fiduciary to vote proxies of other issuers at its discretion.

All proxies received by the Fund are reviewed, categorized, analyzed and voted in accordance with the Voting Guidelines. The guidelines are reviewed periodically and updated as necessary to reflect new issues and any changes in the Investment Adviser’s policies on specific issues. Items that can be categorized under the Voting guidelines are voted in accordance with any applicable guidelines. Proposals that cannot be categorized under the Voting Guidelines are referred to the Investment Adviser for discussion and vote. Additionally, the Investment Adviser reviews proposals where it has identified a particular company, industry or issue for special scrutiny. With regard to voting proxies of foreign companies, Investment Adviser weighs the cost of voting and potential inability to sell the securities (which may occur during the voting process) against the benefit of voting the proxies to determine whether or not to vote. With respect to securities lending transactions, Investment Adviser seeks to balance the economic benefits of continuing to participate in an open securities lending transaction against the inability to vote proxies.

When evaluating proposals, the Investment Adviser recognizes that the management of a publicly-held company may need protection from the market’s frequent focus on short-term considerations, so as to be able to concentrate on such long-term goals as productivity and development of competitive products and services. In addition, the Investment Adviser generally supports proposals designed to provide management with short-term insulation from outside influences so as to enable them to bargain effectively with potential suitors to the extent such proposals are discrete and not bundled with other proposals. The Investment Adviser believes that a shareholder’s role in the governance of a publicly-held company is generally limited to monitoring the performance of the company and its management and voting on matters which properly come to a shareholder vote. However, the Investment Adviser generally opposes proposals designed to insulate an issuer’s management from the wishes of a majority of shareholders. Accordingly, the Investment Adviser generally votes in accordance with management on issues that the Investment Adviser believes neither unduly limit the rights and privileges of shareholders nor adversely affect the value of the investment.

On questions of social responsibility where economic performance does not appear to be an issue, the Investment Adviser attempts to ensure that management reasonably responds to the social issues. Responsiveness will be measured by management’s efforts to address the particular social issue including, where appropriate, assessment of the implications of the proposal to the ongoing operations of the company. The Investment Adviser will pay particular attention to repeat issues where management has failed in its commitment in the intervening period to take actions on issues.

In evaluating proposals regarding incentive plans and restricted stock plans, the Investment Adviser typically employs a shareholder value transfer model. This model seeks to assess the amount of shareholder equity flowing out of the company to executives as options are exercised. After determining the cost of the plan, the Investment Adviser evaluates whether the cost is reasonable based on a number of factors, including industry classification and historical performance information. The Investment Adviser generally votes against proposals that permit the repricing or replacement of stock options without surrender approval or that are silent on repricing and the company has a history of repricing stock options in a manner that the Investment Adviser believes is detrimental to shareholders.

Information regarding how Investment Adviser voted proxies for the Fund is available on the SEC’s website at http://www.sec.gov on the Trust’s Form N-PX filed with the SEC.

INFORMATION ABOUT THE TRUST AND FUND

Each Fund share has one vote and, when issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable. Fund shares have equal rights in liquidation. Fund shares have a par value of $.001 per share, have no preemptive or subscription rights, and are freely transferable.

On each matter submitted to a vote of the shareholders, all shares of the series of the Trust shall vote together, except as to any matter for which a separate vote of any series is required by the 1940 Act and except as to any matter which affects the interests of particular series or classes differently, in which case the holders of shares of the one or more affected series or classes shall be entitled to vote separately.

The assets received by the Trust for the issue or sale of shares of the Fund and all income, earnings, profits and proceeds thereof, subject only to the rights of creditors, are specifically allocated to the Fund, and are attributed to the applicable class thereof, and constitute the underlying assets of the Fund. The underlying assets of the Fund are required to be segregated on the books of account, and are to be charged with the expenses in respect to the Fund and with a share of the general expenses of the Trust. Any general expenses of the Trust not readily identifiable as belonging to a particular series of the Trust shall be allocated by or under the direction of the Trustees in such manner as the Trustees determine to be fair and equitable, taking into consideration, among other things, the relative sizes of the series and the relative difficulty in administering each series of the Trust. Each share of the Fund represents an equal proportionate interest in that Fund with each other share of the same class and is entitled to such dividends and distributions out of the income belonging to the Fund as are declared by the Trustees. Upon any liquidation of the Fund, shareholders thereof are entitled to share pro rata in the net assets belonging to that Fund, attributable to their class, and available for distribution.

The Trust does not hold annual meetings of shareholders. There will normally be no meetings of shareholders for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders, at which time the Trustees then in office will call a shareholders’ meeting for the election of Trustees. Under the 1940 Act, shareholders of record of no less than two-thirds of the outstanding shares of the Trust may remove a Trustee through a declaration in writing or by a vote cast in person or by proxy at a meeting called for that purpose. The Trustees are required to call a meeting of shareholders for the purposes of voting upon the question of removal of any Trustee when requested in writing to do so by the shareholders of record of not less than 10% of the Trust’s outstanding shares.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted under the provisions of the 1940 Act or applicable state law or otherwise to the holders of the outstanding voting securities of an investment company, such as the Trust, will not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each series affected by such matter. Rule 18f-2 further provides that a series shall be deemed to be affected by a matter unless it is clear that the interests of each series in the matter are identical or that the matter does not affect any interest of such series. Rule 18f-2 exempts the selection of the independent registered public accounting firm and the election of Trustees from the separate voting requirements of the Rule.

Under Delaware law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or a Trustee. The Agreement and Declaration of Trust provides for indemnification from the Trust’s property for all losses and expenses of any shareholder held personally liable for the obligations of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations, a possibility which the Investment Adviser believes is remote. Upon payment of any liability incurred by the Trust, the shareholder paying such liability will be entitled to reimbursement from the general assets of the Trust. The Trustees intend to conduct the operations of each series of the Trust in such a way so as to avoid, as far as possible, ultimate liability of the shareholders for liabilities of the Fund.

FINANCIAL STATEMENTS

The Fund will send annual and semi-annual financial statements to all of their shareholders of record.  The Fund’s fiscal year ends on December 31 of each year.

COUNSEL AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cipperman & Company, LLC, 500 E. Swedesford Road, Suite 104, Wayne, PA 19087, serves as counsel to the Fund.

Sanville &  Company, an independent registered public accounting firm, 1514 Old York Road, Abington, PA 19001, has been selected to serve as the independent registered public accounting firm for the Trust.

PART C

OTHER INFORMATION

Item 23.

Exhibits.

(a)  Registrant’s Declaration of Trust  - to be filed by pre-effective amendment

 (b)  Registrant’s By-Laws - to be filed by pre-effective amendment

 (c)  Instruments defining the rights of holders of Registrant’s securities are incorporated by reference to Articles - to be filed by pre-effective amendment

 (d)  Investment Advisory Agreement - to be filed by pre-effective amendment

 (e)  Distribution Agreement - to be filed by pre-effective amendment

(f)  Bonus or Profit Sharing Agreement - to be filed by pre-effective amendment

(g)  Custodial Agreement - to be filed by pre-effective amendment

(h)(1)  Transfer Agency Agreement - to be filed by pre-effective amendment

(h)(2)  Administration Agreement - to be filed by pre-effective amendment

 (h)(3)  Shareholder Services Plan - to be filed by pre-effective amendment

(i)  Opinion and consent of Registrant’s counsel - to be filed by pre-effective amendment

(j)  Consent of Independent Registered Public Accounting Firm - to be filed by pre-effective amendment

(k)  Not applicable.

(l)  Not applicable.

(m)  Not applicable.

 (n)  Rule 18f-3 Plan - to be filed by pre-effective amendment

(o)  Not applicable

(p)  Code of Ethics - to be filed by pre-effective amendment

Other Exhibits - to be filed by pre-effective amendment

[add contractual fee waiver agreement]

Item 29.  Persons Controlled by or Under Common Control with Registrant

Not Applicable.

Item 30.  Indemnification

(a)  The Registrant shall indemnify each of its Trustees and officers (including persons who serve at the Registrant’s request as directors, officers or trustees of another organization in which the Registrant has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a “Covered Person”) against all liabilities and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, except with respect to any matter as to which such Covered Person shall have been finally adjudicated in a decision on the merits in any such action, suit or other proceeding not to have acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Registrant and except that no Covered Person shall be indemnified against any liability to the Registrant or its shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office. Expenses, including counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Registrant in advance of the final disposition or any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Registrant if it is ultimately determined that indemnification of such expenses is not authorized under Article 10 of the Registrant’s By-Laws, provided that (i) such Covered Person shall provide security for his or her undertaking, (ii) the Registrant shall be insured against losses arising by reason of such Covered Person’s failure to fulfill his or her undertaking, or (iii) a majority of the Trustees who are disinterested persons and who are not Interested Persons (as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) (provided that a majority of such Trustees then in office act on the matter), or independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (but not a full trial-type inquiry), that there is reason to believe such Covered Person ultimately will be entitled to indemnification.

(b)  As to any matter disposed of (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication in a decision on the merits by a court, or by any other body before which the proceeding was brought, that such Covered Person either (i) did not act in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Registrant or (ii) is liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office, indemnification shall be provided if (i) approved as in the best interest of the Registrant, after notice that it involves such indemnification, by at least a majority of the Trustees who are disinterested persons and are not Interested Persons (as that term is defined in 1940 Act) (provided that a majority of such Trustees then in office act on the matter), upon a determination, based upon a review of readily available facts (but not a full trial-type inquiry) that such Covered Person acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Registrant and is not liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office, or (ii) there has been obtained an opinion in writing of independent legal counsel, based upon a review of readily available facts (but not a full trial-type inquiry) to the effect that such Covered Person appears to have acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Registrant and that such indemnification would not protect such Covered Person against any liability to the Registrant to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Any approval pursuant to this Section shall not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with this Section as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Registrant or to have been liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

(c)  The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used Article 10 of the Registrant’s By-Laws, the term “Covered Person” shall include such person’s heirs, executors and administrators, and a “disinterested person” is a person against whom none of the actions, suits or other proceedings in question or another action, suit, or other proceeding on the same or similar grounds is then or has been pending. Nothing contained in Article 10 of the Registrant’s By-Laws shall affect any rights to indemnification to which personnel of the Registrant, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Registrant to purchase and maintain liability insurance on behalf of such person.

(d)  Notwithstanding any provisions in the Registrant’s Amended and Restated Agreement and Declaration of Registrant and By-Laws pertaining to indemnification, all such provisions are limited by the following undertaking set forth in the rules promulgated by the Securities and Exchange Commission:

In the event that a claim for indemnification is asserted by a Trustee, officer or controlling person of the Registrant in connection with the registered securities of the Registrant, the Registrant will not make such indemnification unless (i) the Registrant has submitted, before a court or other body, the question of whether the person to be indemnified was liable by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties, and has obtained a final decision on the merits that such person was not liable by reason of such conduct or (ii) in the absence of such decision, the Registrant shall have obtained a reasonable determination, based upon review of the facts, that such person was not liable by virtue of such conduct, by (a) the vote of a majority of Trustees who are neither Interested Persons as such term is defined in the 1940 Act, nor parties to the proceeding or (b) an independent legal counsel in a written opinion.

The Registrant will not advance attorneys’ fees or other expenses incurred by the person to be indemnified unless (i) the Registrant shall have received an undertaking by or on behalf of such person to repay the advance unless it is ultimately determined that such person is entitled to indemnification and (ii) one of the following conditions shall have occurred: (a) such person shall provide security for his undertaking, (b) the Registrant shall be insured against losses arising by reason of any lawful advances or (c) a majority of the disinterested, non-party Trustees of the Registrant, or an independent legal counsel in a written opinion, shall have determined that based on a review of readily available facts there is reason to believe that such person ultimately will be found entitled to indemnification.

Item 31.  Business and Other Connections of Investment Adviser

[INFO RE PETE’s ROLE]

Item 32.  Principal Underwriters

a)       List Distribution Clients – Acadia Funds, Aegis Funds, Aviemore Funds, Conestoga Funds, Dblaine Funds, Direxion Funds, Embarcadero Funds, Leuthold Funds, Marketocracy Funds, Satuit Funds, Sparrow Funds.

b)   Name & Principal Business Address:      Rafferty Capital Markets, LLC, 59 Hilton Avenue, Garden City, NY 11530

      Positions & Officers of Underwriter:          Thomas A. Mulrooney – President, Stephen P. Sprague – Treasurer & Secretary

      Positions & Officers with Fund:               None

c)   Name of Principal Underwriter:                Rafferty Capital Markets, LLC

      Net Underwriting Discounts & Commissions:        None

      Compensation on Redemption & Repurchases:    None

      Brokerage Commissions:                                    None

      Other Compensation:                                         None

Item 33.  Location of Accounts and Records

[Insert address of administrator]

Item 34.  Management Services

Not Applicable.

Item 30.  Undertakings

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the [place] on [date].

PHILADELPHIA INVESTMENT PARTNERS NEW GENERATION 130/30 FUND

By:
Name:	Peter C. Zeuli
Title:	President

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

By:
Name:	Salvatore M. Cutrona, Sr.
Title:	Trustee

By:
Name:	Ronald Shear
Title:	Trustee

By:
Name:	Eric J. Weinberg
Title:	Trustee

By:
Name:	John D. Zook
Title:	Trustee

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